

GULF ISLAND FABRICATION, INC.

DIRECTORS AND MANAGEMENT



Directors: Seated from left to right; Mr. Huey J. Wilson and Mr. Alden J. "Doc" Laborde. Second row from left to right; Mr. Ken C. Tamblyn, Mr. Gregory J. Cotter, Mr. Christopher M. Harding, Mr. Kerry J. Chauvin, Chairman of the Board, Mr. John P. "Jack" Laborde, and Mr. Michael A. Flick. Third row; Mr. John A. Wishart.



Management: First row from left to right; Mr. William J. "Bill" Fromenthal, President and C.E.O. of Dolphin Services, L.L.C., Mr. Kerry J. Chauvin, Chairman of the Board, President, and C.E.O., Mr. Kirk J. Meche, Executive Vice President Operations, and Mr. Robin A. Seibert, Vice President Finance, C.F.O., and Treasurer. Second row from left to right; Mr. William G. "Bill" Blanchard, President and C.E.O. of Gulf Island, L.L.C. and Southport, L.L.C. and Mr. Johannes Ikdal, President and C.E.O. of Gulf Marine Fabricators.

Note: The cover is a picture of our Ingleside, Texas fabrication yard showing the graving dock currently under construction with sections of the first MinDOC 3 hull beginning to be placed in the dock.

Corporate Profile

- We are a leading fabricator of offshore drilling and production platforms and other specialized structures, including:
  - Hulls of floating production platforms (TLPs, Semi-Submersible, SPARs, FPSOs, MinDOCs);
  - Conventional jackets for water depths of up to approximately 1,300 feet;
  - Deck sections of fixed and floating production platforms;
  - Living quarters for offshore platforms;
  - Pressure vessels and large and small packaged skid units fabricated in our vessel shop;
  - ABS-classed hull sections, brown water tow boats, barges; and
  - Piles, wellhead protectors, subsea templates, and various production, compressor, and utility modules.
- We provide services including:
  - Heavy lifts such as ship integration and TLP and semi-submersible module integration;
  - Loading and offloading jack-up drilling rigs, semi-submersible drillings rigs, TLPs, SPARs or other similar structures;
  - Onshore and offshore scaffolding and pipe insulation services;
  - Maintenance and inter-connect piping services on offshore platforms;
  - Inshore construction barges;
  - Commercial steel sales division; and
  - Services to state and local government on various municipal and drainage projects.
- Demand for our products and services originates from the Gulf of Mexico, North Africa, West Africa, Latin America, the Caribbean, the Middle East, Offshore Canada and the North Sea.
- Revenue for 2007 was 78% for deepwater and 24% for foreign destinations, and over the last three years averaged 60% for deepwater and 20% for foreign destinations.
- Four of our six fabrication yards are located on the Houma Navigation Canal in southern Louisiana, approximately 30 miles from the Gulf of Mexico. Two of our fabrication yards are located along the U. S. Intracoastal Waterway near Corpus Christi, Texas, with the southern most yard at the intersection with the Corpus Christi Ship Channel providing 45 foot water depth access to the Gulf of Mexico.
- Facilities

Description	Louisiana	Texas	Total
Total Acreage	630	372	1,002
Developed Acreage	283	372	655
Waterfront Property (Linear ft.)	12,400	5,700	18,100
Bulkheaded (Linear ft.)	4,900	3,700	8,600
Covered Fabrication (sq. ft.)	381,000	333,000	714,000
Maintenance & Warehouse (sq. ft.)	28,500	72,800	101,300
Training & Medical (sq. ft.)	8,000	19,000	27,000
Administration Office (sq. ft.)	40,000	22,000	62,000

- All fabrication subsidiaries are certified as ISO 9001-2000 fabricators.
- We employ approximately 1,900 men and women.
- Facilities, equipment and expertise have positioned us to provide quality products and services to our present and future customers.
- Common stock trades on The Nasdaq Global Select Market under the symbol "GIFI".

SELECTED OPERATING AND FINANCIAL HIGHLIGHTS

	2007	2006	2005
	For the Year Ended December 31,		
	(in thousands, except per share data)		
Operating data:			
Revenue	$472,739	$312,181	$188,545
Gross profit	56,838	38,413	23,997
Gross profit margin	12.0%	12.3%	12.7%
Income before income taxes	46,853	30,423	19,196
Net income	31,167	21,325	12,987
Direct labor hours worked	3,582	3,315	2,257
Earnings per share data:			
Basic earnings per share	$ 2.20	$ 1.54	$ 1.06
Diluted earnings per share	2.18	1.53	1.05
Weighted average shares outstanding	14,161	13,812	12,242
Adjusted weighted average shares outstanding	14,270	13,934	12,376
Dividends declared per common share	$ 0.40	$ 0.30	$ 0.30
Balance sheet data:			
Working capital	$ 57,384	$ 54,551	$ 87,141
Property, plant and equipment, net	188,766	155,440	59,744
Total assets	325,213	251,448	163,806
Debt, including current maturities	0	0	0
Shareholders' equity	228,913	200,756	138,265
Capital expenditures, net (1)	46,905	27,626	5,677
Backlog:			
Revenue	$330,445	$429,080	$114,610
Direct labor hours	3,682	4,028	1,436

(1) Does not include amounts associated with business combinations.



To our shareholders:

Gulf Island Fabrication has achieved its second consecutive year of record financial results. For the year ended December 31, 2007, our Company reported record revenues of $472.7 million, record gross profits of $56.8 million and record net profits of $31.2 million.

The acquisition of Gulf Marine in 2006 has given us the ability to expand our Company by allowing us to participate in much larger projects, especially those destined for deepwater Gulf of Mexico. We started the year with a record backlog of $429.1 million, of which three major contracts were being fabricated at our Gulf Marine facility in South Texas, we generated $472.7 million of revenue during 2007 and ended the year with a healthy revenue backlog of $330.4 million.

The photo on the cover of our 2007 Annual Report is Gulf Marine's south yard (Ingleside, Texas) located on the northwest corner of the intersection between the Gulf Intracoastal Waterway and the Corpus Christi Ship Channel. The 45-foot deep Corpus Christi Ship Channel provides direct and unrestricted access to the Gulf of Mexico, which makes this site ideal for the fabrication or assembly of many types of large marine structures. This facility is situated on approximately 212 acres developed for fabrication and assembly, and includes a fabrication shop with 5,000 square feet of covered fabrication area, 10,000 square feet of warehouse storage area and 2,700 square feet of training facilities. The yard also has approximately 2,650 linear feet of water frontage, all steel bulk-headed. Gulf Marine's Specialized Lifting Device (SLD) is located in the south yard and is used to perform heavy lifts of up to 4,000 tons, and is used in ship and TLP module integration, loading and offloading jack-up drilling rigs, production hulls, semi-submersible drilling rigs, TLPs, SPARs or other similar structures. In addition, Gulf Marine has dredged an area 86 feet deep within 500 feet of the bulkhead to be used in conjunction with the heavy lifts. This area measures 800 feet by 200 feet at the base and can accommodate the largest existing semi submersible transport vessels.

Included in the front cover photo are:

- Moored in the slip is the hull for the Chevron "Tahiti" project, which was fabricated in Finland and transported to our facility for offloading and final outfitting.
- At the head of the slip is the production module for the Chevron "Tahiti" project, the largest of the projects' three modules (10,000 tons).
- Under construction behind the "Tahiti" topsides is the 20,000 ton compliant tower bottom section for the Chevron "Tombua Landana" project.
- Under construction near the bulkhead along the Corpus Christi Ship Channel are the sections for the 15,000 ton MinDOC hull for the ATP "Mirage" project.
- Next to the MinDOC hull sections is the Graving Dock. In the Graving Dock are two lower cylinder sections that will become part of the three cylinder columns of the MinDOC hull. The final assembly of the MinDOC hull will take place in the Graving Dock and will be completed in the third quarter of 2008.

When completed in early 2008, the Graving Dock will measure 600 feet long by 250 feet wide and 40 feet deep. It has a reinforced concrete slab floor and sheet pile walls. Around the perimeter, the Graving Dock has pile supported relieving platforms to accept the heavy loading applied by cranes. The south end of the Graving Dock, the end that opens to the Corpus Christi Ship Channel, has a removable sheet piled wall supported by steel struts. When flooded, the Graving Dock will have a minimum of 30 feet of water over the concrete floor. The Graving Dock is being constructed to support the fabrication and assembly of certain components of the MinDOC hull. Once the hull is completed, the Graving Dock will be flooded and the hull will be towed to its location in the Gulf of Mexico. Although the Graving Dock is being constructed to facilitate the MinDOC project, it can be used for fabricating any floating structure that will fit within its perimeters and can also be used for ship and floating rig repair. Total completed cost of the Graving Dock is estimated to be $30 million and it is believed to be the only Graving Dock of its size on the Gulf Coast.

In 2007, we strengthened our balance sheet. Cash and cash equivalents totaled $24.6 million compared to $10.3 million in 2006, working capital was $57.4 compared to $54.6 million and net cash provided by operating activities was $64.8 million compared to $43.0 million. In 2007, shareholder equity increased 14.0% to $228.9 million from $200.8 million. By increasing the quarterly dividend per share to $0.10 from $0.075 per share last year, we declared and paid to our shareholders $5.7 million in dividends compared to $4.2 million in 2006, an increase of 35.7%, and we continue to remain debt free.

MARKET CONDITIONS

Although some of the challenges we faced in 2006 after the hurricanes were resolved, material and labor issues continue to increase due to shortages and cost increases in both areas.

The competitive demand for skilled piping and steel workers, predominately in the chemical plants and refineries but also throughout the marine construction industry, continued to increase significantly in 2007. To successfully meet our customer's schedules, it becomes necessary to increase our labor force during certain peak times associated with work volume. The dramatic increases in post hurricane labor rates coupled with the increased demand for labor in the upstream and downstream sectors of the fabrication business, have caused not only a shortage of labor, but an abnormal increase in labor rates for skilled workers. This required us to supplement our labor force to a large extent with contract labor. During 2007, our weighted-average number of contract employees was 423 compared to 195 contract employees for 2006, an increase of 117%.

In May 2007, in an attempt to reduce the turmoil related to labor issues, we formed a limited liability company called Gulf Island Resources, L.L.C. to hire laborers with similar rates and terms as the contract labor service companies provide. The basis of the company is to hire and retain labor to meet or reduce our need for extra workers during the peak labor demand periods and to meet our scheduling requirements. Under this arrangement we can better control the quality of these employees and have the flexibility to increase or cut back our forces without affecting our core employees. Gulf Island Resources, L.L.C. is registered to conduct business in Louisiana and Texas, which enables us to provide employees for our Louisiana and Texas facilities and perhaps for other entities.

Since our Company has little control over the award of major fabrication projects, historically we have been able to fill the gaps between the fabrication of major projects by utilizing projects for shallow water structures to maintain a steady flow of work for our core employees. The fabrication of shallow water structures has declined in recent years, primarily due to the fact that the infrastructure for shallow water is almost fully developed and as existing oil and gas production decreases it creates capacity to handle new oil and gas production without having to fabricate new structures. After several years of gradual decline in the awards of shallow water structures, we decided to expand on our marine fabrication capabilities to compensate for the loss of work volume. In 2007, we hired several manager level employees with many years of shipyard experience to manage the day-to-day operations of our new marine division. This marine division will be located on Gulf Island, L.L.C.'s west yard across the Houma Navigation Canal from the main yard. The Board of Directors has approved $5 million for capital improvements which include an automated blasting and priming area, the expansion of an existing fabrication shop to house a computerized cutting table and an automated panel line. We currently have contracts to fabricate mid-body sections for platform supply vessels and to fabricate several river towboats. The outlook for additional work in this field is excellent.

COMPANY FOCUS AND DIRECTION

In 2007, we spent a record $46.9 million on capital expenditures to enhance our growth and profitability for the future. Included in capital expenditures for 2007 was $24.0 million for the construction of a Graving Dock, $6.8 million on skid-ways and foundation work to accommodate the larger jobs under fabrication, $2.8 million for a barge at our Gulf Marine facility to move material and equipment between the North and South yards, $3.0 million for the purchase of six, rubber tired, hydraulic modular transporters (KAMAG – Type 2406) for our Gulf Marine facility and about $ 10.3 million on equipment upgrades and improvements to increase the efficiency of our highly skilled labor force.

For 2008, the board of directors has authorized $35.9 million for capital expenditures, which includes $15 million for a dry dock to be located at our Houma facility. In addition to the $5 million panel line and $1.5 million for a new paint building, the company anticipates investing $14.4 million for equipment and other facility improvements. These expenditures will be funded through revenues associated with the projects or cash provided by operating activities.

On February 28, 2008, our Board of Directors declared a dividend of $0.10 per share on the shares of our common stock outstanding, payable March 25, 2008 to shareholders of record on March 13, 2008.

Beginning the year with a revenue backlog of $330.4 million and approximately 3.7 million man hours remaining to work and anticipating that the award of several larger Gulf of Mexico projects could be delayed, our focus and direction for 2008 is to continue to effectively and efficiently manage the labor force on projects to yield respectable margins, evaluate infrastructure needs to maximize the benefit of capital expenditure dollars and continuously monitor and control general and administrative cost. We will also continue to expand our marine construction activities as labor permits and with projects on which we can achieve satisfactory margins to supplement our core fabrication business.

On a closing note, I would like to take this opportunity to recognize the contributions of Huey J. Wilson, co-founder of Gulf Island Fabrication, Inc. and director since 1997. Mr. Wilson passed away on February 8, 2008. Mr. Wilson was a major contributor to the reputation, growth and success of the Company.

On February 18, 2008, Murphy A. Bourke, Executive Vice President of Marketing of Gulf Island Fabrication, Inc., notified the Board of Directors of his intent to retire effective March 15, 2008. Mr. Bourke was Executive Vice President of Marketing since 2000 and Vice President of Marketing since 1985.

On behalf of the Board of Directors, employees and shareholders of Gulf Island Fabrication, Inc., we extend our thanks and gratitude for their significant contributions to the Company.

Very truly yours,

Kerry J. Chauvin
Chairman, President and
Chief Executive Officer

Accomplishments for 2007:

- Invested $46.9 million in capital expenditures during 2007, including $24.0 million spent to date on the construction of a Graving Dock to be completed in 2008, $3.0 million for six additional hydraulic modular transporters for our Gulf Marine facility, and for facilities expansion and equipment upgrades to facilitate additional capacity and enhance labor-saving systems and equipment.
- Declared and paid $5.7 million in dividends to the Company's common stock shareholders, an increase of 35.7%.
- Increased man-hours worked by 9.1% to 3.6 million man-hours worked during 2007.
- Continued the construction of the 14,000 ton MinDOC 3 hull for ATP's "Mirage" project, to be installed in approximately 4,000 feet of water.
- Continued the construction of the 37,000 ton compliant tower sections and piles for the Chevron "Tombua Landana" project for West Africa, to be installed in approximately 1,200 feet of water.
- Continued the construction of the 19,000 ton Chevron "Tahiti" topsides (consisting of the modular support frame, the production module and the utility module) to be installed in approximately 4,200 feet of water in the Green Canyon Block 640.
- Continued the construction of the eight, 44 inch diameter, 2,135 foot tendons and eight, 96 inch diameter, 415 foot driven piles for the MODEC International "Shenzi" project to be installed in Green Canyon Block 654.
- Completed the construction of the 6,500 ton Chevron "Blind Faith" topsides to be installed in approximately 7,000 feet of water in Mississippi Canyon Block 650.
- Completed the construction of the 6,000 ton BHP Billiton "Neptune" topsides to be installed in approximately 4,300 feet of water in Green Canyon Block 613.
- Completed the construction of the six, 36 inch diameter, 4,512 foot tendons and the six, 96 inch diameter, 415 foot driven piles for the BHP Billiton "Neptune" project to be installed in Green Canyon Block 613.
- Completed the construction of a 2 piece, 4 pile jacket, deck, piping and piles (6,350 total tonnage) for ATP located in High Island Block 589A.
- Completed the construction of a 4 pile jacket and heli-deck (1,100 total tonnage) for ATP located in Ship Shoal 351.
- Completed the construction of the twin 1,250 ton steel truss frames, with a lifting capacity of 4,000 tons, for Versabar's Heavy Lift Salvage System known as "Bottom Feeder".
- Completed the construction of the "Tahiti" 100 bed living quarters, the "Blind Faith" 22 bed living quarters and the "Neptune" 26 bed living quarters, workshop and clean lab buildings.

Financial Results:

- Reported our twentieth consecutive year of profitable operations, with record net income of $31.2 million.
- Increased revenue 51.4%, to a record $472.7 million for 2007.
- Increased gross profit 47.9%, to a record $56.8 million for 2007.
- Achieved a gross margin of 12.0% for 2007.
- Strong Balance Sheet:
    - Increased cash and cash equivalents 138.8% to $24.6 million at December 31, 2007.
    - Increased working capital 5.2% to $57.4 million, and had a current ratio of 1.73 to 1, at December 31, 2007.
    - Increased cash provided by operating activities 50.7% to $64.8 million for 2007.
    - Increased shareholder's equity 14.0%, to $228.9 million, at December 31, 2007.
    - Remains debt free.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2007

or

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission File Number 0-22303

GULF ISLAND FABRICATION, INC.
(Exact name of registrant as specified in its charter)

Louisiana	**72-1147390**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
583 Thompson Road, Houma, Louisiana	**70363**
(Address of principal executive offices)	(zip code)

(985) 872-2100
(Registrant telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Name of each exchange on which registered
Common Stock, no par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "small reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant at June 30, 2007 was approximately $434,943,431.

The number of shares of the registrant's common stock, no par value per share, outstanding February 28, 2008 was 14,215,736.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement prepared for use in connection with the registrant's 2008 Annual Meeting of Shareholders to be held April 24, 2008 have been incorporated by reference into Part III of this Form 10-K.

GULF ISLAND FABRICATION, INC.
ANNUAL REPORT ON FORM 10-K FOR
THE FISCAL YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

Forward-Looking Information

Certain statements included in this report and in oral statements made from time to time by management of the Company that are not statements of historical fact are forward-looking statements. In this report, forward-looking statements are included primarily in the sections entitled "Business and Properties," "Legal Proceedings," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The words "expect," "believe," "anticipate," "project," "plan," "estimate," "predict" and similar expressions often identify forward-looking statements. All such statements are subject to certain risks and uncertainties that could cause actual results and outcomes to differ materially from the results and outcomes predicted in the statements and investors are cautioned not to place undue reliance upon them. Important factors that many cause our actual results to differ materially from expectations or projections include those described under the heading "Cautionary Statements" in Item 1A. Risk Factors. Forward looking statements speak only as to the date of this report, and we undertake no obligation to update or revise such statements to reflect new circumstances or unanticipated events or circumstances.

PART I

Items 1 and 2. Business and Properties

Certain technical terms are defined in the "Glossary of Certain Technical Terms" beginning on page G-1.

General

Gulf Island Fabrication, Inc., through our subsidiaries, is a leading fabricator of offshore drilling and production platforms, hull and/or deck sections of floating production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. The Company was founded in 1985 by a group of investors, including Alden J. "Doc" Laborde and Huey J. Wilson, and began operations at our fabrication yard on the Houma Navigation Canal in southern Louisiana, approximately 30 miles from the Gulf of Mexico. Our Houma facilities are located on 630 acres, of which 283 are currently developed for fabrication activities with 347 acres available for future expansion. Effective January 31, 2006, we acquired the facilities, machinery and equipment of Gulf Marine Fabricators located in San Patricio County, Texas. See our discussion under the heading "Acquisition of Gulf Marine and Other Recent Developments" for more information regarding this acquisition.

In April 1998 we formed a limited liability company called MinDOC, L.L.C. to patent, design and market a deepwater floating drilling, and production concept ("MinDOC"). During 2001, three of the participants terminated their respective interests in MinDOC, L.L.C. thus, effective October 1, 2001, we owned a 60% interest in MinDOC, L.L.C. with the balance owned by a marine engineering company. Effective January 23, 2006, we sold, for $1 million, our entire right, title and interest in MinDOC, L.L.C. to the other member of the company. We believed that the other member, being a marine engineering company, was better suited to market the deepwater floating, drilling and production concept to potential customers. On September 27, 2006, we announced that our wholly owned subsidiary, Gulf Marine, had received formal notification by a letter of intent from Bluewater Industries, Inc., who has contracted with ATP Oil & Gas Corporation ("ATP"), that Gulf Marine had been selected to fabricate and load-out a MinDOC 3 hull for use in an ATP deepwater development project.

Effective January 1, 2000, all of the operating assets, buildings and properties owned directly by Gulf Island Fabrication, Inc. were placed in Gulf Island, L.L.C., a wholly owned subsidiary formed to conduct all of the fabrication and other operations previously conducted directly by the company. As a result, Gulf Island Fabrication, Inc. now serves as a holding company and conducts all of its operations through its subsidiaries, which in addition to Gulf Island, L.L.C., include Dolphin Services, L.L.C. ("Dolphin Services") (performing offshore and onshore fabrication and construction services), Southport, L.L.C. ("Southport") a wholly owned subsidiary of Gulf Island, L.L.C. (specializing in the fabrication of living quarters for offshore platforms) and G. M. Fabricators, L.P. d/b/a Gulf Marine Fabricators ("Gulf Marine").

Acquisition of Gulf Marine and Other Recent Developments

Our acquisition of Gulf Marine in January 2006 enables us to perform dockside integration, provides us with increased rolled goods capabilities, affords 45 feet of water depth access to our facilities, gives us the ability to construct 1,300 foot conventional jackets and tendons for floating production platforms, offers us much greater lifting capacity dockside (4,000 tons), and makes available an additional labor pool. We now provide our customers with the greatest amount of fabrication facilities on the Gulf of Mexico. Simultaneously with the acquisition, the Company and Technip-Coflexip USA Holdings, Inc., the former indirect parent of Gulf Marine, entered into a cooperation agreement pursuant to which we agree to work together on mutually agreed upon engineer, procure and construct ("EPC") projects and engineer, procure, install and commission ("EPIC") projects requiring fabrication work in the Gulf Coast region. Under this agreement, we have a right of first refusal on the fabrication work in connection with certain bids that Technip may submit.

We believe that spending by our customers and potential customers for projects for use in the Gulf of Mexico and international deepwater (generally, depths over 1,000 feet) will continue to grow as a percentage of their total offshore expenditures. These projects are typically much larger than projects for use in the shallow water. Our acquisition of Gulf Marine enables us to fabricate and assemble all components of deepwater construction projects, which we were previously limited from doing by the physical constraints of our Houma yards. We believe the acquisition of Gulf Marine positions us as a leading U.S. deepwater fabricator. In addition, it has increased our labor pool, provided opportunities for additional work from our cooperation agreement with Technip and given us the largest fabrication capacity on the Gulf Coast.

In May 2007, we formed a limited liability company called Gulf Island Resources, L.L.C. to hire laborers with similar rates and terms as the contract labor service companies provide. The basis of the company is to hire and retain labor to eliminate or reduce our need for contract labor required during the peak labor demand necessary to meet our scheduling requirements. Gulf Island Resources is registered to conduct business in Louisiana and Texas which enables us to provide employees for our Louisiana and Texas facilities.

In late 2007, we decided to expand our operations in the marine construction area to reduce the fluctuations in work volume caused by the decrease in awards of shallow water structures. The decline in the fabrication of shallow water structures is primarily related to the fact that the infrastructure for shallow water is fairly developed and as existing oil and gas production decreases it creates capacity to handle new oil and gas production without having to fabricate new structures. In 2007, we hired several manager level employees with many years of shipyard experience to manage the day to day operation of the marine construction projects, which will be located on Gulf Island, L.L.C.'s west yard across the Houma Navigation Canal from the main yard. The Board of Directors has approved $5 million for capital improvements which include an automated blasting and priming area, the expansion of an existing fabrication shop to house a computerized cutting table and an automated panel line. We currently have contracts to fabricate mid-body sections for platform supply vessels and to fabricate several brown water towboats.

Website and Electronic Posting Disclosures

Our website address is www.gulfisland.com. We make available, on or through our website, without charge and on the day such material is filed with the Securities and Exchange Commission ("SEC"), our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's website address is www.sec.gov. Our website and the information contained therein or connected thereto are not intended to be incorporated into this report on Form 10-K.

Description of Operations

Our primary activity is the fabrication of offshore drilling and production platforms, including jackets and deck sections of fixed production platforms, hull, tendon, and/or deck sections of floating production platforms (such as TLPs, SPARs, and FPSOs), piles, wellhead protectors, subsea templates and various production, compressor and utility modules. We also have the ability to produce and repair pressure vessels used in the oil and gas industry, refurbish existing platforms, fabricate various other types of steel structures, and fabricate living quarters for installation on such platforms ranging in size from 4 to 250 beds, provide onshore and offshore scaffolding and piping insulation services, perform heavy lifts such as ship integration and TLP module integration; load and offload jack-up drilling rigs, semi-submersible drilling rigs, TLP's, SPARs or other similar cargo. We are capable of fabricating a large quantity of 200 ton or larger processing modules to be installed in petro-chemical plants.

We use the latest welding and fabrication technology available, and all of our products are manufactured in accordance with industry standards and specifications, including those published by the American Petroleum Institute, the American Welding Society, American Society of Mechanical Engineers, American Bureau of Shipping and the United States Coast Guard. The quality management systems of our operating subsidiaries are certified as ISO 9001-2000 quality assurance programs. See "—Safety and Quality Assurance."

Through Gulf Island, L.L.C. and Gulf Marine we fabricate the structural components of fixed platforms. A fixed platform is the traditional type of platform used for the offshore development and production of oil and gas, although in recent years there has been an increase in the use of floating production platforms as a result of increased drilling and production activities in deeper waters. Most fixed platforms built today can accommodate both drilling and production operations. These combination platforms are large and generally more costly than single-purpose structures. However, because directional drilling techniques permit a number of wells to be drilled from a single platform and because drilling and production can take place simultaneously, combination platforms are often more cost effective.

The most common type of fixed platform consists of a jacket (a tubular steel, braced structure extending from the mudline on the seabed to a point above the water surface) which is supported on tubular pilings driven deep into the seabed and supports the deck structure located above the level of storm waves. The deck structure, extending above the surface of the water and attached to the tubular pilings extending out of the top end of the jacket, is designed to accommodate multiple functions, including drilling, production, separating, gathering, piping, compression, well support and crew quartering. Platforms can be joined by bridges to form complexes of platforms for very large developments or to improve safety by dividing functions among specialized platforms. Jacket-type platforms are generally the most viable solution for water depths of 1,000 feet or less. Although there is no height limit to the size of the jackets that can be fabricated at our Houma facilities, the dimensions of the Houma Navigation Canal prevent the transportation to the Gulf of Mexico of most jackets designed for water depths exceeding 800 feet. We can, however, build decks, piping and equipment modules, living quarters, piles and other components of platforms for installation in any water depth. Our Gulf Marine south yard in Texas, which is located on the Gulf Intercoastal Waterway and the 45 feet deep Corpus Christi Ship Channel, provides direct and unrestricted access to the Gulf of Mexico, which allows for unlimited fabrication or assembly of any size structure in use today. Often, customers split projects among fabricators, contracting with different companies for the fabrication of the jacket, deck sections, living quarters and piles for the same platform. Through the construction of these components our Houma facility participates in the construction of platforms requiring jackets and/or hulls that are larger than those we could transport through the Houma Navigation Canal.

Most of the steel used in our operations arrives at our fabrication yards as steel plate. The plate is cut and rolled into tubular sections at rolling mills in the fabrication yards. The tubular sections (which vary in diameter up to 23 feet) are welded together in long straight tubes to become legs or into shorter tubes to become part of the network of bracing that support the legs. Various cuts and welds in the fabrication process are made by computer-controlled equipment that operates from data developed during the design of the structure. Our ability to fabricate and assemble the large tubular sections needed for jackets built for use in water depths over 300 feet distinguish us from all but two of our domestic competitors.

Jackets are built on skidways (which are long parallel rails along which the jacket will slide when it is transferred to a barge for towing out to sea) and are generally built in sections so that much of their fabrication is done on the ground. As each section of legs and bracing is complete, large crawler cranes pick up an entire side and "roll up" the section, which is then joined to another uprighted section. When a jacket is complete and ready for launch, it is pulled along the skidway onto a launch barge, which is gradually deballasted to compensate for the weight of the structure as more of it moves aboard the barge. Using ocean-going tugs, the barge and jacket are transported to the offshore installation site.

Decks are built either as single structures or in sections and are installed on location by marine construction contractors. The composition and quantity of petroleum in the well stream generally determine the makeup of the production deck on a processing platform. Typical deck equipment includes crude oil pumps, gas and oil separators and gas compressors. Unlike large jackets, which are transported in a horizontal position, decks are transported upright and, as a result, are not subject to the width restrictions of the Houma Navigation Canal. Therefore, the only limitation on our ability to fabricate decks in our Houma facility is the weight capacity of the barges that transport the decks from our yard to the installation site. Barges currently exist that have the weight capacity and other characteristics required to transport even the largest of the decks currently installed in the world, and management believes that currently there are no decks installed anywhere in the world that could not have been constructed at our facilities. While larger deck structures to be built in the future could exceed the capacities of currently existing barges, management does not believe that this will materially affect our share of the market for deck construction. Decks are installed on fixed and floating platforms.

We can also fabricate TLPs and sections of, or structures and tendons used in connection with, TLPs. TLPs consist of a deck that sits atop one or more column-shaped hulls, which are positioned on site with vertical tendons running from the hulls to the seabed. The tendons hold the hulls partially submerged and are highly tensioned using the buoyancy of the hulls. This system develops a restoring force against wave, wind and current actions in proportion to the lateral displacement of the vessel. Wells for a TLP are often pre-drilled through a subsea template. Long, flexible production risers, which carry the petroleum to the deck of the TLP, are supported in tension by mechanical tensioner machines on the platform's deck and are directly subject to wave, wind and current forces. TLPs can be used in any water depth and are generally better suited than fixed platforms for water depths greater than 1,000 feet.

The size of a TLP depends on a number of factors, including the intended scope of production of the platform, the length of the production risers connected to the platform, the size of the deck to be installed on the platform and the water depth for which the platform is designed. We can fabricate deck sections and hulls for use with TLPs of any size. With TLPs and other floating concepts as the alternative of choice for deepwater drilling and production platforms, our participation in this arena firmly established, and our acquisition of Gulf Marine. We believe we are well positioned to participate in the continued expansion into the deepwater areas.

We have fabricated subsea templates for use in connection with TLPs, which are structures that are installed on the seabed before development drilling begins. As exploration and drilling move into the deepwater of the Gulf of Mexico, we believe that there will be increased opportunities to fabricate subsea templates, as well as decks and other structures, for use in connection with TLPs.

In addition, we fabricate piles and other rolled goods, templates, bridges for connecting offshore platforms, wellhead protectors, various production, compressor and utility modules and other structures used in offshore oil and gas production and development activities. All of our products are installed by marine construction contractors.

Through Dolphin Services, we also provide interconnect piping services on offshore platforms, inshore steel and wood structure construction, fabrication of pressure vessels and large and small packaged skid units, and steel warehousing and sales. Interconnect piping services involve sending employee crews to offshore platforms that have been installed in the Gulf of Mexico in order to perform welding and other activities required to connect production equipment, service modules and other equipment to a platform prior to its becoming operational. Dolphin Services also contracts with oil and gas companies that have platforms and other structures located in the inland lakes and bays throughout the Southeast for various on-site construction and maintenance activities. At its existing facility located a quarter of a mile from the Gulf Island, L.L.C. main yard, Dolphin Services can fabricate jackets up to 100 feet tall along with decks and other steel structures. Dolphin Services has also been active in the refurbishment of existing platforms. Platform operators occasionally remove platforms previously installed in the Gulf of Mexico and return the platforms to a fabricator for refurbishment, which usually consists of general repairs, maintenance work and modification. Dolphin Services also serves the state and local governments with various municipal and drainage projects such as pump stations, levee reinforcement, bulkheads and other levee and drainage projects.

Facilities and Equipment

Facilities. Our corporate headquarters and Gulf Island, L.L.C.'s main fabrication yard are located on the east bank of the Houma Navigation Canal in Houma, Louisiana, approximately 30 miles from the Gulf of Mexico. This facility is situated on approximately 140 acres, of which 100 acres are developed for fabrication, and includes several buildings totaling 25,000 square feet that house administrative staff, 267,000 square feet of covered fabrication area, over 17,000 square feet of warehouse storage area and 8,000 square feet of training and medical facilities. The main yard also has approximately 2,800 linear feet of water frontage, of which 1,500 feet is steel bulkhead that permits load out of heavy structures.

Gulf Island, L.L.C.'s west yard is located across the Houma Navigation Canal from the main yard on 437 acres, 130 acres of which are developed for fabrication and over 300 acres of which are unimproved land that could be used for expansion. The west yard, which has approximately 72,000 square feet of covered fabrication area and 4,600 square feet of warehouse storage area, spans 6,750 linear feet of the Houma Navigation Canal, of which 2,350 feet is steel bulkhead.

Dolphin Services operates from a 30-acre site located approximately a quarter of a mile from Gulf Island L.L.C.'s main yard on a channel adjacent to the Houma Navigation Canal. The facility includes a 9,900 square foot building that houses administrative staff, approximately 32,000 square feet of covered fabrication area, 1,500 square feet of warehouse storage area, a 10,000 square foot blasting and coating facility and approximately 990 linear feet of water frontage, of which 660 feet is steel bulkhead. Dolphin Services also operates a commercial steel sales division and a pressure vessel shop. The steel sales division operates a three acre facility adjacent to Gulf Island, L.L.C.'s main yard with a product line that includes pressure vessel plates and other products that utilize Gulf Island, L.L.C.'s capability to process the steel by cutting, shaping, forming and painting.

The vessel shop can manufacture pressure vessels up to eleven feet in diameter and eight inches in thickness. The shop is equipped with a Cypress Circle Cutter and auto core flux and submerged arc welding equipment. The vessel shop can also accommodate the construction of a 50 ton skid unit inside the facility.

Gulf Island, L.L.C.'s North Yard, formerly the Southport facility, operates on the east bank of the Houma Navigation Canal adjacent to Gulf Island, L.L.C.'s main fabrication yard. The facility covers 23 acres and includes a two-story, 5,000 square foot administration building with an attached 5,300 square foot warehouse. The property has approximately 1,850 linear feet of water frontage, of which 380 linear feet is steel bulkhead that permits docking of large ocean going vessels and the loadout of heavy structures.

Gulf Marine's south yard (Ingleside, Texas) is located on the northwest corner of the intersection between the Gulf Intracoastal Waterway and the Corpus Christi Ship Channel. The 45 feet deep Corpus Christi Ship Channel provides direct and unrestricted access to the Gulf of Mexico, which makes this site ideal for the fabrication or assembly of many types of large structures. This facility is situated on approximately 212 acres developed for fabrication and assembly, and includes a fabrication shop with 5,000 square feet of covered fabrication area, 10,000 square feet of warehouse storage area and 2,700 square feet of training facilities. The yard also has approximately 2,650 linear feet of water frontage, of which all is steel bulkhead. Gulf Marine's

Specialized Lifting Device (SLD) is located in the south yard and is used to perform heavy lifts of up to 4,000 tons such as ship integration and TLP module integration, load and offload jack-up drilling rigs or production hulls, semi-submersible drilling rigs, TLPs, SPARs or other similar cargo. In addition, Gulf Marine has dredged an area 86 feet deep within 500 feet of the bulkhead to be used in conjunction with the heavy lifts. This area measures 800 feet by 200 feet at the base and can accommodate the largest existing semi submersible transport vessels. When completed in mid-2008, the graving dock will measure 600 feet long by 250 feet wide and 40 feet deep. It has a reinforced concrete slab floor and sheet pile walls. Around the perimeter, the graving dock has pile supported relieving platforms to take the surcharge load applied by cranes. The south end of the graving dock, the end that opens to the Corpus Christi Ship Channel, has a removable sheet piled wall supported by steel struts. When flooded, the graving dock will have a minimum of 30 feet of water over the concrete floor. The graving dock is being constructed to allow for certain components of the MinDOC hull to be fabricated and assembled inside of the graving dock. Once the hull is completed, the graving dock will be flooded and the hull will be towed to its location in the Gulf of Mexico. Although the graving dock is being constructed to facilitate the MinDOC project, it can be used for fabricating any floating structure that will fit within its perimeters and can also be used for ship and floating rig repair.

Gulf Marine's north yard (Aransas Pass, Texas) is located along the U.S. Intracoastal Waterway and is approximately three miles north of the Corpus Christi Ship Channel. This facility is situated on approximately 160 acres, of which 85 acres are dedicated to fabrication activities, and 55 acres are used for the storage of steel, prefabricated elements, equipment, and spare parts and includes several buildings with approximately 328,000 square feet of covered fabrication area, 22,000 square feet that house the administrative staff, 61,750 square feet of warehouse storage area and 16,000 square feet of training and medical facilities. The yard also has approximately 3,000 linear feet of water frontage, of which approximately 1,000 is steel bulkhead. The north yard can fabricate decks, skids and modules, jackets, piles, SPAR and TLP components, process piping, tanks, barges and drill rig structure components.

We own all of the foregoing properties.

Equipment. Gulf Island, L.L.C.'s main yard houses its Model 34 and Model 25 plate bending rolls, a computerized Vernon brace coping machine used for cutting steel in complex geometric section, a Frye Wheelabrator and a U.S. Filter grit blast system, a hydraulic plate shear, a hydraulic press brake, and various other equipment needed to build offshore structures and fabricate steel components. Gulf Island, L.L.C.'s west yard has a Bertsch Model 38 plate bending roll, a computerized Vernon brace coping machine, and various other equipment used in our fabrication business. The brace coping machine installed in Gulf Island, L.L.C.'s west yard can handle pipe up to 1,500 pounds per foot and 54 inch outer diameter compared to the capacity of the current machine in the main yard, which is 1,000 pounds per foot and 48 inch outer diameter. The brace coping machine in the west yard provides additional efficiencies because it can cut 360 degrees without repositioning itself. Also, by having two machines Gulf Island, L.L.C. can essentially double its capacity to cut braces thereby reducing idle production time in the yard. Gulf Island, L.L.C. has a computerized numeric controlled plasma-arc cutting system that cuts and bevels steel up to one inch thick at a rate of two hundred inches per minute. The system can also etch into steel for piece markings and layout markings at a rate of three hundred inches per minute. Gulf Island, L.L.C. also owns 17 crawler cranes, which range in tonnage capacity from 150 to 500 tons each and service both of Gulf Island, L.L.C.'s yards. Gulf Island, L.L.C. may rent additional cranes on a monthly basis in times of very high activity levels. Gulf Island, L.L.C. owns six, rubber tired, hydraulic modular transporters (KAMAG – Type 2406) that allow fabricated deck sections that weigh as much as 1,200 tons to be transported around the facility. The transporters allow easier load-out of smaller decks and they provide more agility for the movement of deck sections throughout the yard than cranes. Gulf Island, L.L.C. owns a deck barge which gives it the ability to move material and equipment to and from the various facilities more conveniently and reduce the cost of barge rentals and certain other transportation costs. Gulf Island, L.L.C. performs routine repairs and maintenance on all of its equipment.

Gulf Island, L.L.C.'s plate bending rolls allows it to roll and weld into tubular pipe sections approximately 50,000 tons of plate per year. By having such capacity at its fabrication facility, Gulf Island, L.L.C. is able to coordinate all aspects of platform construction, thereby reducing the risk of cost overruns, delays in project completion, and labor costs. In addition, these facilities allow Gulf Island, L.L.C. to participate as subcontractor on projects awarded to other contractors. Gulf Island, L.L.C. has a state of the art, fully enclosed, and environmentally friendly blast and coating facility that can operate 24 hours a day. The facility is automated and provides blasting and coating activities in support of our Houma fabrication projects. The design output of the facility also allows us to provide blast and paint services to the local shipbuilding industry. The use of this equipment provides Gulf Island, L.L.C. a competitive advantage by reducing labor costs and demonstrates its commitment to being a good neighbor to the community and the environment.

Dolphin Services owns three spud barges and leases one for use in connection with its inshore construction activities. Each barge is equipped with a crane with a lifting capacity of 60 to 100 tons each. Dolphin Services also owns three Manitowoc 4100 cranes with lifting capacities of 200 to 230 tons each and two smaller crawler cranes with lifting capacities of 60 tons each.

Gulf Marine's SLD is a twin boom device with a below hook rating of 4,000 tons at a radius of 207 feet from the bulkhead. The 410-foot booms are 100 feet apart and provide a lifting height of 317 feet from the water. The unit is powered electro-hydraulically with each drum winch driven independently by two hydraulic motors. The lifting rate utilizing the double drum winch is 1.25 feet per minute and utilizing a single drum winch is 2.5 feet per minute. Gulf Marine also owns 12 crawler cranes, which range in tonnage capacity from 230 to 600 tons each. Gulf Marine's pipe mill is equipped with a Haeusler Quad Roll, and Bertsch Model 30, Model 34 and Model 36 plate bending roll machines for diameters ranging from 1 foot 6 inches to 10 feet and one large diameter plate bending roll machine, the Haeusler Quad Roll, for diameters ranging from 3 feet to 25 feet. The two Romar CNC-controlled flame planers, each with four torch stations (two torches per station), are used to cut steel plate up to 12 feet wide and 65 feet long. The Gulf Marine paint facility is equipped with a Pangborn shot blast machine, 20,000 square feet of climate controlled staging area and 16 feet by 14 feet by 125 feet paint booth that can operate 24 hours a day.

Materials and Supplies

The principal materials and supplies we use in the fabrication business are standard steel shapes, steel plate, welding gases, fuel oil, gasoline and paint, all of which are currently available from many sources, and we do not depend upon any single supplier or source. However, the continued consolidation of the domestic steel industry and an increased demand from China has put a strain on the worldwide supply of raw materials required to produce steel. China currently consumes approximately one-third of the world output of rolled steel. Steel delivery times and pricing per ton have increased during the past few years. What was a standard delivery of 6-8 weeks for steel is now 8-12 weeks for heat treated as well as standard material. In addition, the weak U.S. dollar together with growing global demand has allowed U.S. steel mills to increase prices. To cover the increased cost of the raw materials, steel companies are adding surcharges on steel. These surcharges change every month and are typically passed on to the customer.

Safety and Quality Assurance

Management is concerned with the safety and health of our employees and maintains a stringent safety assurance program to reduce the possibility of accidents. Our safety department establishes guidelines to ensure compliance with all applicable state and federal safety regulations and provides training and safety education through orientations for new employees and subcontractors, daily crew safety meetings and first aid and CPR training. We also employ in-house medical personnel. We have a comprehensive drug program and conduct periodic employee health screenings. A safety committee, whose members consist of management representatives and peer-elected field representatives, meets once a month to discuss safety concerns and suggestions that could prevent accidents. We also reward our employees with safety awards distributed at various times all during the year depending on the specific program in-place. These awards are the result of observations and audits performed by the safety department and front line supervision.

We fabricate to the standards of the American Petroleum Institute, the American Welding Society, the American Society of Mechanical Engineers, American Bureau of Shipping, United States Coast Guard and specific customer specifications. We use welding and fabrication procedures in accordance with the latest technology and industry requirements. Training programs have been instituted to upgrade skilled personnel and maintain high quality standards. In addition, we maintain on-site facilities for the non-destructive testing of all welds, which process is performed by an independent contractor.

The quality management systems of Gulf Island, L.L.C., Dolphin Services, Southport and Gulf Marine are certified as ISO 9001-2000 programs. ISO 9001-2000 is an internationally recognized verification system for quality management overseen by the International Standard Organization based in Geneva, Switzerland. The certification is based on a review of our programs and procedures designed to maintain and enhance quality production and are subject to annual review and recertification.

Customers and Contracting

Our customers are primarily major and independent oil and gas exploration and production companies. We also may perform work as a sub-contractor for one or more of our competitors. Over the past five years, sales of structures and related services used in the Gulf of Mexico by oil and gas exploration and production companies accounted for approximately 80% of our revenue. The balance of our revenue was derived from the fabrication of structures installed outside the Gulf of Mexico, including North Africa, West Africa, Middle East, Latin America, the Caribbean, Offshore Canada and the North Sea.

A large portion of our revenue has historically been generated by several customers, although not necessarily the same customers from year-to-year. For example, our largest customers (those which individually accounted for more than 10% of revenue in a given year) accounted for 70% of revenue (28% for Bluewater Industries, Inc., 23% for Daewoo Shipbuilding and Marine Engineering, Ltd., and 19% Chevron Corporation) in 2007, for 42% of revenue (42% Chevron Corporation) in 2006, and 42% of revenue (19% Kerr McGee Corporation, 12% Amerada Hess Corporation, and 11% Keppel SLP Engineering Ltd.) in 2005. In addition, at December 31, 2007, 75% of our backlog, which consists of work remaining at December 31, 2007 and commitments received through February 27, 2008, was attributable to 17 projects involving 12 customers. The level of fabrication that we may provide to any particular customer depends, among other things, on the size of that customer's capital expenditure budget devoted to platform construction plans in a particular year and our ability to meet the customer's delivery schedule. Thus, customers that account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years.

While customers may consider other factors, including the availability, capability, reputation and safety record of a contractor, price and the ability to meet a customer's delivery schedule are the principal factors on which we are awarded contracts. Our contracts generally vary in length from one month to twenty-four months depending on the size and complexity of the project. Generally, our contracts and projects are subject to termination at any time prior to completion, at the option of the customer. Upon termination, however, the customer is generally required to pay us for work performed and materials purchased through the date of termination and, in some instances, cancellation fees.

Most of our projects are awarded on a fixed-price, unit rate, alliance/partnering or cost-plus basis. Under fixed-price contracts, we receive the price fixed in the contract, subject to adjustment only for change orders approved by the customer. As a result, we retain all cost savings but are also responsible for all cost overruns. Under a unit rate contract, material items or labor tasks are assigned unit rates of measure. The unit rates of measure will generally be an amount of dollars per ton, per foot, per square foot, per item installed, etc. A typical unit rate contract can contain hundreds to thousands of unit rates of measure that all accumulate to determine the total contract value. Profit margins are built in to the unit rates and, similar to a fixed price contract, we retain all cost savings but are also responsible for all cost overruns. Under typical alliance/partnering arrangements, the parties agree in advance to a target price that includes specified levels of labor and material costs and profit margins. If the project is completed at less cost than that targeted in the contract, the contract price is reduced by a portion of the savings. If the cost of completion is greater than that targeted in the contract, the contract price is increased, but generally to the target price plus the actual incremental cost of materials and direct labor costs. Accordingly, under alliance/partnering arrangements, we have some protection from cost overruns but also share a portion of any cost savings with the customer. Under cost-plus arrangements, pursuant to which we receive a specified fee in excess of our direct labor and material costs, we are protected against cost overruns but do not benefit directly from cost savings. Because we generally price materials as pass-through items on our contracts, the cost and productivity of our labor force are the primary factors affecting our operating costs. Consequently, it is essential that we control the cost and productivity of the direct labor hours worked on our projects. As an aid to achieving this control, we place a single project manager in charge of the production operations related to each project and give significant discretion to the project manager, with oversight by the applicable subsidiary's President and the Company's Executive Vice President of Operations. As an incentive to control costs, each of, Gulf Island, L.L.C., Dolphin Services and Gulf Marine give bonuses to its employees totaling 5% to 6% of their separate company income before taxes, depending on job position.

Seasonality

Although high activity levels in the oil and gas industry and capacity limitations can somewhat diminish the seasonal effects on our operation, our operations have historically been subject to seasonal variations in weather conditions and daylight hours. Since most of our construction activities take place outdoors, the number of direct labor hours worked generally declines during the winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. In addition, our customers often schedule the completion of their projects during the summer months in order to take advantage of the milder weather during such months for the installation of their platforms. In recent years, seasonality has had less of an impact on income, mainly due to our ongoing investment in machinery and equipment and covered fabrication areas.

The table below indicates for each quarter of the last three fiscal years the percentage of the annual revenue, gross profit and net income, and the number of direct labor hours worked.

	2007				2006				2005			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenue	23%	29%	26%	21%	18%	29%	29%	24%	29%	29%	20%	22%
Gross profit	15%	25%	31%	29%	10%	27%	44%	18%	27%	35%	19%	18%
Net income	14%	25%	32%	28%	9%	27%	47%	17%	27%	35%	17%	21%
Direct labor hours (in 000's)	878	901	887	916	686	888	913	828	566	641	535	515

Because of seasonal effects, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Reductions in industry activity levels may tend to increase the seasonal effects on our operations. The direct effects of Hurricane Katrina and Rita happened during the third quarter of 2005 when our Houma facilities were shut-down for an aggregate of approximately 3 weeks in production days.

Competition

The offshore platform fabrication industry is highly competitive and influenced by events largely outside of the control of offshore platform fabrication companies. Platform fabrication companies compete intensely for available projects, which are generally awarded on a competitive bid basis with customers usually requesting bids on projects one to three months prior to commencement. Our marketing staff contacts engineering companies and oil and gas companies believed to have fabrication projects scheduled to allow us an opportunity to bid for the projects. Although price and the contractor's ability to meet a customer's delivery schedule are the principal factors in determining which qualified fabricator is awarded a contract for a project, customers also consider, among other things, the availability of technically capable personnel and facility space, a fabricator's efficiency, condition of equipment, reputation, safety record and customer relations.

We currently have several domestic competitors, including J. Ray McDermott, S.A. and Kiewit Offshore Services, for the fabrication of platform jackets to be installed in water depths greater than 300 feet. In addition to these companies, we compete with other fabricators for platform jackets for intermediate water depths from 150 feet to 300 feet. A number of other companies compete for projects designed for shallower waters. Certain of our competitors have greater financial and other resources than we do.

We believe that while new competitors can enter the market for smaller structures relatively easily, it is more difficult to enter the market for jackets designed for use in water depths greater than 300 feet. This difficulty results from the substantial investment required to establish an adequate facility, the difficulty of locating a facility adjacent to an adequate waterway due to environmental and wetland regulations, and the limited availability of experienced supervisory and management personnel.

We believe that our competitive pricing, expertise in fabricating offshore structures and the certification of our facilities as ISO 9001-2000 fabricators will enable us to continue to compete effectively for projects destined for international waters. We recognize, however, that foreign governments often use subsidies and incentives to create jobs where oil and gas production is being developed. In addition, the increased transportation costs that are incurred when exporting structures from the U.S. to foreign locations may hinder our ability to successfully bid for projects against foreign competitors. Because of subsidies, import duties and fees, taxes on foreign operators, lower wage rates in foreign countries, fluctuations in the value of the U.S. dollar, the possible imposition of tariffs on raw materials imported into the United States and other factors, we may not be able to remain competitive with foreign contractors for projects designed for use in international waters as well as those designed for use in the Gulf of Mexico.

Backlog

As of December 31, 2007, our revenue backlog, which consists of work remaining at December 31, 2007 and commitments received through February 27, 2008, was $330.4 million ($243.9 million of which management expects to be performed during 2008) and the corresponding man-hour backlog was 3.2 million hours remaining to work. Of the $330.4 million revenue backlog, approximately 70% was attributable to 12 customers.

Of the backlog at December 31, 2007, $185.4 million, or 56.1%, represented projects destined for deepwater locations compared to $412.0 million, or 96.0%, of projects destined for deepwater locations included in the December 31, 2006 backlog. The acquisition of Gulf Marine enabled us to more fully participate in the market for deepwater projects, which we believe will continue to expand as a proportion of total offshore projects. These deepwater projects directly contributed to the much larger backlog at December 31, 2006.

Of the backlog at December 31, 2007, we expect to recognize revenues of approximately $243.9 million (73.8%) during calendar year 2008 and $58.2 million during calendar year 2009, and the remaining $28.3 million thereafter.

Our backlog is based on management's estimate of the direct labor hours required to complete, and the remaining revenue to be recognized with respect to, those projects as to which a customer has authorized us to begin work or purchase materials pursuant to written contracts, letters of intent or other forms of authorization. Often, however, management's estimates are based on incomplete engineering and design specifications. As engineering and design plans are finalized or changes to existing plans are made, management's estimate of the direct labor hours required to complete and price at completion for such projects is likely to change. In addition, all projects currently included in our backlog are subject to termination at the option of the customer, although the customer in that case is generally required to pay us for work performed and materials purchased through the date of termination and, in some instances, pay us cancellation fees.

Government and Environmental Regulation

Many aspects of our operations and properties are materially affected by federal, state and local regulations, as well as certain international conventions and private industry organizations. The exploration and development of oil and gas properties located on the outer continental shelf of the United States is regulated primarily by the Bureau of Minerals Management Service of the United States Department of the Interior ("MMS"). The MMS has promulgated federal regulations under the Outer Continental Shelf Lands Act requiring the construction of offshore platforms located on the outer continental shelf to meet stringent engineering and construction specifications. Violations of these regulations and related laws can result in substantial civil and criminal penalties as well as injunctions curtailing operations. We believe that our operations are in compliance with these and all other regulations affecting the fabrication of platforms for delivery to the outer continental shelf of the United States. In addition, we depend on the demand for our services from the oil and gas industry and, therefore, can be affected by changes in taxes, price controls and other laws and regulations relating to the oil and gas industry. Offshore construction and drilling in certain areas has also been opposed by environmental groups and, in certain areas, has been restricted. To the extent laws are enacted or other governmental actions are taken that prohibit or restrict offshore construction and drilling or impose environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore construction industry in particular, our business and prospects could be adversely affected, although such restrictions in the areas of the Gulf of Mexico where our products are used have not been substantial. We cannot determine to what extent future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Until our acquisition of the Gulf Marine facilities, the Houma Navigation Canal provided the only means of access from our facilities to open waters. The Houma Navigation Canal is considered to be a navigable waterway of the United States and, as such, is protected by federal law from unauthorized obstructions that would hinder water-borne traffic. Federal law also authorizes federal maintenance of the canal by the United States Corps of Engineers. The canal requires bi-annual dredging to maintain its water depth and, while federal funding for this dredging has been provided for over 40 years, there is no assurance that Congressional appropriations sufficient for adequate dredging and other maintenance of the canal will be continued indefinitely. If sufficient funding were not appropriated for that purpose, the Houma Navigation Canal could become impassable by barges or other vessels required to transport many of our products and could result in material and adverse affects on our operations and financial position.

In September of 2005, Hurricane Rita caused major silting problems in the lower reach of the Houma Navigation Canal that restricted vessels to less than 12 feet of draft to utilize the channel. During 2006, the U.S. Army Corps of Engineers performed maintenance dredging to bring the channel back to the design depth in the lower reach. During 2007, the U.S. Corps of Engineers dredged the upper reach back to the design depth from mile 10 to the Gulf Intercoastal Waterway. The proposed activity for 2008 is maintenance dredging of the inland reach as needed and as funded. Although the channel depth is currently limited to 15 feet deep, we have not experienced any material or adverse effects to our Company as a result of the limitation, but are uncertain of events that may occur in the future.

Our operations and properties are subject to a wide variety of increasingly complex and stringent foreign, federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. These laws may provide for "strict liability" for damages to natural resources and threats to public health and safety, rendering a party liable for the environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose us to liability for the conduct of or conditions caused by others, or for acts that were in compliance with all applicable laws at the time we performed them.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and similar laws provide for responses to and liability for releases of hazardous substances into the environment. Additionally, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right to Know Act, each as amended, and similar foreign, state or local counterparts to these federal laws, regulate air emissions, water discharges, hazardous substances and wastes, and require public disclosure related to the use of various hazardous substances. Compliance with such environmental laws and regulations may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. We believe that our facilities are in substantial compliance with current regulatory standards.

Our operations are also governed by laws and regulations relating to workplace safety and worker health, primarily the Occupational Safety and Health Act and regulations promulgated thereunder. In addition, various other governmental and quasi-governmental agencies require us to obtain certain permits, licenses and certificates with respect to our operations. The kinds of permits, licenses and certificates required by our operations depend upon a number of factors. We believe that we have all material permits, licenses and certificates necessary for the conduct of our existing business.

Our compliance with these laws and regulations has entailed certain additional expenses and changes in operating procedures, which during the last three years have resulted in between $450,000 to $750,000 of expenditures per year. We believe that compliance with these laws and regulations will not have a material adverse effect on our business or financial condition for the foreseeable future. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of existing laws and regulations, may require additional expenditures by us, which expenditures may be material.

Our employees may engage in certain activities, including interconnect piping and other service activities conducted on offshore platforms and activities performed on the spud barges owned by us, which are covered by the provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws operate to make the liability limits established under state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against us for damages or job related injuries, with generally no limitations on our potential liability. Our ownership and operation of vessels can give rise to large and varied liability risks, such as risks of collisions with other vessels or structures, sinkings, fires and other marine casualties, which can result in significant claims for damages against both us and third parties for, among other things, personal injury, death, property damage, pollution and loss of business.

In addition to government regulation, various private industry organizations, such as the American Petroleum Institute, the American Society of Mechanical Engineers, American Welding Society, American Bureau of Shipping, United States Coast Guard, promulgate technical standards that we must adhere to in the fabrication process.

Insurance

We maintain insurance, as well as self-insured retentions, against property damage caused by fire, flood, explosion and similar catastrophic events that may result in physical damage or destruction to our facilities. All policies are subject to deductibles and other coverage limitations. We also maintain a builder's risk policy for construction projects and general liability insurance. The Company and our subsidiaries, Gulf Island, L.L.C., and Dolphin Services are self-insured for workers' compensation liability except for losses in excess of $300,000 per occurrence for Louisiana workers' compensation and for U.S. longshoreman and harbor workers' coverage. We also maintain maritime employer's liability insurance. Gulf Marine's insurance coverage is similar to that maintained by Gulf Island, L.L.C., except that Texas workers' compensation is subject to a $300,000 per occurrence deductible as well as for U. S. longshoreman and harbor workers' coverage. Gulf Island Resources, L.L.C. has Louisiana and Texas Worker's Compensation policies subject to a $300,000 per occurrence deductible as well as for U.S. longshoreman and harbor workers' coverage. Although management believes that our insurance is adequate, there can be no assurance that we will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance that such coverage will be adequate to cover all claims that may arise.

Employees

Our workforce varies based on the level of ongoing fabrication activity at any particular time. During 2007, the number of our employees ranged from approximately 1,800 to 1,850, and the number of contract laborers we used ranged from 275 to 550. As of February 28, 2008, we had approximately 1,900 employees. Although there may be a decline in our output during the winter months, we generally do not lay off employees during those months but reduce the number of hours worked per day by many employees to coincide with the reduction in daylight hours during that period. None of our employees are employed pursuant to a collective bargaining agreement, and we believe that our relationship with our employees is good.

Our ability to remain productive and profitable depends substantially on our ability to attract and retain skilled construction workers, primarily welders, fitters and equipment operators. In addition, our ability to expand our operations depends not only upon customer demand but also on our ability to increase our labor force. The demand for such workers is high and the supply is extremely limited, especially during periods of high activity in the oil and gas industry. While we believe our relationship with our skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the wage rates we may pay, or both. If either of these occurred, in the near-term the profits expected from work in progress could be reduced or eliminated and, in the long-term, to the extent such wage increases could not be passed on to our customers, our production capacity could be diminished and the growth potential could be impaired.

In an effort to maintain our workforce, we have instituted and enhanced several incentive programs and expanded our training facility to train our employees on productivity and safety matters.

The demand for skilled piping and steel workers, predominately in the chemical plants and refineries but also throughout the marine construction industry, increased during 2006 and continued to increase significantly in 2007. We have lost and will probably continue to lose additional employees to companies that are paying significantly higher wage rates. We need to replace these employees to a large extent with contract labor, which is typically more expensive than our own workforce. Without a reversal of these trends in the near future, we could potentially see additional reductions in our labor force, thus causing us to be more reliant on contract labor to successfully meet our customer demands. Thus, our estimated costs to complete our contracts could increase further and our profits could decline as a result.

Item 1A. Risk Factors

Cautionary Statements

Our business is subject to significant risks. We caution readers that the following important factors, could affect our actual consolidated results and could cause our actual consolidated results in the future to differ materially from the goals and expectations expressed in the forward-looking statements contained in this report and in any other forward-looking statements made by us or on our behalf.

We are subject to the cyclical nature of the oil and gas industry.

Our business depends primarily on the level of activity by the oil and gas companies in the Gulf of Mexico and along the Gulf Coast. This level of activity has traditionally been volatile as a result of fluctuations in oil and gas prices and their uncertainty in the future. The purchases of the products and services we provide are, to a substantial extent, deferrable in the event oil and gas companies reduce capital expenditures. Therefore, the willingness of our customers to make expenditures is critical to our operations. The levels of such capital expenditures are influenced by:

- oil and gas prices and industry perceptions of future prices;
- the cost of exploring for, producing and delivering oil and gas;
- the ability of oil and gas companies to generate capital;
- the sale and expiration dates of offshore leases in the United States and overseas;
- the discovery rate of new oil and gas reserves in offshore areas; and
- local and international political and economic conditions.

Although activity levels in production and development sectors of the oil and gas industry are less immediately affected by changing prices and as a result, less volatile than the exploration sector, producers generally react to declining oil and gas prices by reducing expenditures. This has in the past and may in the future, adversely affect our business. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry will adversely affect the demand for our products and services and our financial condition and results of operations.

We might be unable to employ a sufficient number of skilled workers.

Our ability to remain productive and profitable depends substantially on our ability to attract and retain skilled construction workers, primarily welders, fitters and equipment operators. In addition, our ability to expand our operations depends not only upon customer demand but also on our ability to increase our labor force. The demand for such workers is high and the supply is extremely limited, especially during periods of high activity in the oil and gas industry. While we believe our relationship with our skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the wage rates we may pay, increase in our use of contract labor, or all of these. If any of these occurred in the near-term, the profits expected from work in progress could be reduced or eliminated and, in the long-term, to the extent such wage increases could not be passed on to our customers, our production capacity could be diminished and the growth potential could be impaired. The demand for skilled piping and steel workers, predominately in the chemical plants and refineries, but also throughout the marine construction industry, increased during 2006 and 2007 and continues to increase significantly. We have lost and will probably continue to lose additional employees to companies that are paying significantly higher wage rates. We need to replace these employees to a large extent with contract labor, which is typically more expensive than our own workforce. Without a reversal of these trends in the near future, we will potentially see additional reductions in our labor force, thus causing us to be more reliant on contract labor to successfully meet our customer demands. Thus, our estimated costs to complete our contracts could increase further and our profits could decline as a result.

Our backlog is subject to change.

Our backlog is based on management's estimate of the direct labor hours required to complete, and the remaining revenue to be recognized with respect to, those projects as to which a customer has authorized us to begin work or purchase materials pursuant to written contracts, letters of intent or other forms of authorization. Often, however, management's estimates are based on incomplete engineering and design specifications. As engineering and design plans are finalized or changes to existing plans are made, management's estimate of the direct labor hours required to complete and price at completion for such projects is likely to change. In addition, all projects currently included in our backlog are subject to termination at the option of the customer, although the customer, in that case, is generally required to pay us for work performed and materials purchased through the date of termination and, in some instances, pay us cancellation fees. However, due to the large dollar amounts of backlog estimated for a few projects, a termination of any one of these projects could substantially decrease our backlog, and could have a material adverse effect on our revenue, net income and cash flow if the project is large.

The dangers inherent in our operations and the limits on insurance coverage could expose us to potentially significant liability costs and materially interfere with the performance of our operations.

The fabrication of large steel structures involves operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations. In addition, the failure of such structures during and after installation can result in similar injuries and damages. In addition, certain activities engaged in by employees of Dolphin Services that are not engaged in by our other employees, including piping interconnect and other service activities conducted on offshore platforms and activities performed on the spud barges owned by Dolphin Services, are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to make the liability limits established by state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against us for damages or job-related injuries, with generally no limitations on our potential liability.

Our ownership and operation of vessels can also give rise to large and varied liability risks, such as risks of collisions with other vessels or structures, sinking's, fires and other marine casualties, which can result in significant claims for damages against both us and third parties for, among other things, personal injury, death, property damage, pollution and loss of business. Litigation arising from any such occurrences may result in our being named as a defendant in lawsuits asserting large claims. In addition, due to their proximity to the Gulf of Mexico, our facilities are subject to the possibility of physical damage caused by hurricanes or flooding, as occurred in 2005.

Although we believe that our insurance coverage is adequate, there can be no assurance that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that our insurance coverage will be adequate to cover future claims that may arise. Successful claims for which we are not fully insured may adversely affect our working capital and profitability. In addition, changes in the insurance industry have generally led to higher insurance costs and decreased availability of coverage. The availability of insurance covering risks we and our competitors typically insure against may decrease, and the insurance that we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

Our industry is highly competitive.

The offshore platform industry is highly competitive, and influenced by events largely outside of our control. Contracts for our services are generally awarded on a competitive bid basis, and our customers consider many factors when awarding a job. These factors include price, the contractor's ability to meet the customer's delivery schedule, and to a lesser extent, the availability and capability of equipment, and the reputation, experience and safety record of the contractor. Although we believe that our reputation for safety and quality service is good, we cannot guarantee that we will be able to maintain our competitive position. We compete with both large and small companies for available jobs, and certain of our competitors have greater financial and other resources than we do.

In addition, because of subsidies, import duties and fees, taxes imposed on foreign operators and lower wage rates in foreign countries along with fluctuations in the value of the U.S. dollar and other factors, we may not be able to remain competitive with foreign contractors for projects designed for use in international locations as well as those designed for use in the Gulf of Mexico. See "Business and Properties—Competition" for more information regarding the competitive nature of our industry.

Competitive pricing common in the marine construction industry may not provide sufficient protection from cost overruns.

As is common in the offshore platform fabrication industry, a substantial number of our projects are performed on a fixed-price or unit-rate basis, although some projects are performed on an alliance/partnering or cost-plus basis. Under fixed-price contracts, we receive the price fixed in the contract, subject to adjustment only for change orders placed by the customer. Under a unit rate contract, material items or labor tasks are assigned unit rates of measure. The unit rates of measure will generally be an amount of dollars per ton, per foot, per square foot, per item installed, etc. A typical unit rate contract can contain hundreds to thousands of unit rates of measure that all accumulate to determine the total contract value. Profit margins are built in to the unit rates and, similar to a fixed price contract, we retain all cost savings but are also responsible for all cost overruns. Under typical alliance/partnering arrangements, the parties agree in advance to a target price that includes specified levels of labor and material costs and profit margins. If the project is completed at less cost than that targeted in the contract, the contract price is reduced by a portion of the savings. If the cost to completion is greater than target costs, the contract price is increased, but generally to the target price plus the actual incremental cost of materials and direct labor. Accordingly, under alliance/partnering arrangements, we have some protection against cost overruns but must share a portion of any cost savings with the customer. Under cost-plus arrangements, we receive a specified fee in excess of our direct labor and material cost and thus are protected against cost overruns but do not benefit directly from cost savings. Some contracts include a total or partial reimbursement to us of any costs associated with specific capital projects required by the fabrication process. If this capital project provides future benefits to us, the cost to build the capital project will be capitalized, and the revenue for the capital project will increase the estimated profit in the contract.

The revenue, costs and gross profit realized on a contract will often vary from the estimated amounts on which such contracts were originally based due to, among other things:

- changes in the availability and cost of labor and material,
- variations in productivity from the original estimates, and
- changes in estimates or bidding.

These variations and the risks inherent in our industry may result in revenue and gross profits different from those originally estimated and reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance can have a significant impact on our operating results for any particular fiscal quarter or year. See "Business and Properties—Customer and Contracting".

Our method of accounting for revenue could result in an earnings charge.

Most of our revenue is recognized on a percentage-of-completion basis based on the ratio of direct labor hours worked to the total estimated direct labor hours required for completion. Accordingly, contract price and cost estimates are reviewed monthly as the work progresses, and adjustments proportionate to the percentage of completion are reflected in revenue for the period when such estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported profits, we are required to recognize a charge against current earnings, which may be significant depending on the size of the project or the adjustment.

We are susceptible to adverse weather conditions in the Gulf of Mexico.

Our operations are directly affected by the seasonal differences in weather patterns in the Gulf of Mexico, as well as daylight hours. Since most of our construction activities take place outdoors, the number of direct labor hours worked generally declines in the winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. The seasonality of oil and gas industry activity as a whole in the Gulf Coast region also affects our operations. Our customers often schedule the completion of their projects during the summer months in order to take advantage of the milder weather during such months for the installation of their platforms. The rainy weather, tropical storms, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year, such as Hurricanes Katrina and Rita in 2005, may also affect our operations. Accordingly, our operating results may vary from quarter to quarter, depending on factors outside of our control. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

We depend on key personnel.

Our success depends to a great degree on the abilities of our key management personnel, particularly our Chief Executive Officer and other high-ranking executives. The loss of the services of one or more of these key employees could adversely affect us.

We depend on significant customers.

We derive a significant amount of our revenue from a small number of major and independent oil and gas companies, although not necessarily the same customers from year to year. Because the level of fabrication that the Company may provide to any particular customer depends, among other things, on the size of that customer's capital expenditure budget devoted to platform construction plans in a particular year and the Company's ability to meet the customer's delivery schedule, customers that account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years. However, the loss of a significant customer for any reason, including a sustained decline in that customer's capital expenditure budget or competitive factors, can result in a substantial loss of revenue and could have a material adverse effect on the Company's operating performance.

The nature of our industry subjects us to compliance with regulatory and environmental laws.

Our operations and properties are materially affected by state and federal laws and other regulations relating to the oil and gas industry in general, and are also subject to a wide variety of foreign, federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. Further, compliance with many of these laws is becoming increasingly complex, stringent and expensive. Many impose "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for the environmental damage without regard to its negligence or fault. Certain environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, we could be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose us to liability for the conduct of or conditions caused by others, or for acts that were in compliance with all applicable laws at the time such acts were performed. We believe that our present operations substantially comply with applicable federal and state pollution control and environmental protection laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations. However, such environmental laws are changed frequently. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. We are unable to predict whether environmental laws will materially adversely affect our future operations and financial results. See "Business and Properties—Government and Environmental Regulations".

The demand for our services is also affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. Offshore construction and drilling in certain areas has also been opposed by environmental groups and, in certain areas, has been restricted. To the extent laws are enacted or other governmental actions are taken that prohibit or restrict offshore construction and drilling or impose environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore construction industry in particular, our business and prospects could be adversely affected, although such restrictions in the areas of the Gulf of Mexico where our products are used have not been substantial. We cannot determine to what extent future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Until our acquisition of the Gulf Marine facilities, the Houma Navigation Canal provided the only means of access from our facilities to open waters. The Houma Navigation Canal is considered to be a navigable waterway of the United States and, as such, is protected by federal law from unauthorized obstructions that would hinder water-borne traffic. Federal law also authorizes federal maintenance of the canal by the United States Corps of Engineers. The canal requires bi-annual dredging to maintain its water depth and, while federal funding for this dredging has been provided for over 40 years, there is no assurance that Congressional appropriations sufficient for adequate dredging and other maintenance of the canal will be continued indefinitely. If sufficient funding were not appropriated for that purpose, the Houma Navigation Canal could become impassable by barges or other vessels required to transport many of our products and could result in material and adverse affects on our operations and financial position.

Item 1B. Unresolved Staff Comments

None.

Item 3. Legal Proceedings

We are subject to various routine legal proceedings in the normal conduct of our business primarily involving commercial claims, workers' compensation claims, and claims for personal injury under general maritime laws of the United States and the Jones Act. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management believes that the outcome of any such proceedings, even if determined adversely, would not have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Executive Officers of the Registrant

Listed below are the names, ages and offices held by each of our executive officers as of February 1, 2008. All officers serve at the pleasure of our Board of Directors.

Name	Age	Position
Kerry J. Chauvin	60	Chairman of the Board, President and Chief Executive Officer
Kirk J. Meche	45	Executive Vice President—Operations
Murphy A. Bourke	63	Executive Vice President—Marketing
Robin A. Seibert	51	Vice President—Finance, Chief Financial Officer, Chief Accounting Officer and Treasurer
William G. Blanchard	49	President and Chief Executive Officer of Gulf Island, L.L.C. (fabrication subsidiary)
Johannes Ikdal	50	President and Chief Executive Officer of Gulf Marine Fabricators (fabrication subsidiary)

Kerry J. Chauvin has served as Chairman of the Board since April 2001. Mr. Chauvin has served as the Company's President since the Company's inception and as Chief Executive Officer since January 1990. Mr. Chauvin also served as the Company's Chief Operating Officer from January 1989 to January 1990.

Kirk J. Meche has been Executive Vice President—Operations of the Company since 2001. Mr. Meche was President and Chief Executive Officer of Gulf Marine Fabricators from February 2006 to October 2006. Mr. Meche served as President and Chief Executive Officer of Gulf Island, L.L.C. our wholly-owned fabrication subsidiary from February 2001 until January 2006.

Murphy A. Bourke has been Executive Vice President—Marketing since January 2000, and was Vice President – Marketing since we began operations in 1985 until December 1999.

Robin A. Seibert became Vice President—Finance and Chief Financial Officer and Treasurer in October 2007. Mr. Seibert served as the Company's Controller from 1997 until 2007 and Chief Accounting Officer since 1998.

William G. "Bill" Blanchard became President and Chief Executive Officer of Gulf Island, L.L.C., in February 2006. Mr. Blanchard was Estimating Department Manager of Gulf Island, L.L.C. from January 2000 until January 2006.

Johannes Ikdal became President and Chief Executive Officer of Gulf Marine Fabricators, in July 2007. Mr. Ikdal was Operations Manager of Gulf Marine Fabricators, from April 2004 to August 2007. Prior to April 2004, Mr. Ikdal was a Project Manager for Gulf Marine Fabricators.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the Nasdaq Global Select Market, under the symbol "GIFI." As of February 28, 2008, we had approximately 2,500 holders of record of our common stock.

The following table sets forth the high and low sale prices per share of the common stock, as reported by The Nasdaq Stock Market LLC and the amount of cash dividends per share declared our common stock, for each fiscal quarter of the two most recent fiscal years.

	High	Low	Dividend
Fiscal Year 2007			
First Quarter	$37.99	$25.95	$ .10
Second Quarter	35.48	26.47	.10
Third Quarter	39.37	30.95	.10
Fourth Quarter	39.18	29.17	.10
Fiscal Year 2006			
First Quarter	$28.03	$21.61	$.075
Second Quarter	26.07	18.00	.075
Third Quarter	28.67	17.50	.075
Fourth Quarter	40.24	23.20	.075

In each quarter of 2007, our Board of Directors declared a dividend of $0.10 per share on the shares of our common stock outstanding, totaling $5.7 million. In each quarter of 2006, our Board of Directors declared a dividend of $0.075 per share on the shares of our common stock outstanding, totaling $4.2 million. On February 28, 2008, our Board of Directors declared a dividend of $0.10 per share on the shares of our common stock outstanding, payable March 25, 2008 to shareholders of record on March 13, 2008. The future declaration and payment of dividends, if any, is at the discretion of our Board of Directors and will depend on our retained earnings, working capital requirements and the future operation and growth of our business and other factors deemed relevant by the Board of Directors.

Issuer Purchases of Equity Securities

The following table sets forth shares of our common stock we repurchased during the three-month period ended December 31, 2007.

			Current Program	
Period	Total Shares Purchased[a]	Average Price Paid Per Share	Shares Purchased	Shares Available for Purchase
October 1 to 31, 2007	—	—	—	—
November 1 to 30, 2007	—	—	—	—
December 1 to 31, 2007	2,307	$32.06	—	—
Total	2,307	$32.06	—	—

a. This category includes shares repurchased under our applicable stock incentive plans to satisfy tax obligations on restricted stock awards.

Information as to the securities authorized for issuance under our equity compensation plans is incorporated herein by reference to Item 12 of this report on Form 10-K.

Stock Performance Graph

The following graph compares the cumulative total shareholder return on our common stock from December 31, 2002 to December 31, 2007, with the cumulative total return of the Standard & Poor 500 Index and the Standard & Poor 500 Oil & Gas Equipment & Services Index for the same period. The returns are based on an assumed investment of $100 on December 31, 2002 in our common stock and in each of the indexes and on the assumption that dividends were reinvested.

Total Return To Shareholders
(Includes reinvestment of dividends)

Company / Index	ANNUAL RETURN PERCENTAGE Years Ending Dec03	Dec04	Dec05	Dec06	Dec07
GULF ISLAND FABRICATION, INC.	4.80	29.47	12.78	53.52	-12.97
S&P 500 INDEX	28.68	10.88	4.91	15.79	5.49
S&P 500 OIL & GAS EQUIPMENT & SERVICES	24.74	31.86	48.57	15.54	47.90

Company / Index	Base Period Dec02	INDEXED RETURNS Years Ending Dec03	Dec04	Dec05	Dec06	Dec07
GULF ISLAND FABRICATION, INC.	100	104.80	135.68	153.02	234.90	204.44
S&P 500 INDEX	100	128.68	142.69	149.70	173.34	182.86
S&P 500 OIL & GAS EQUIPMENT & SERVICES	100	124.74	164.49	244.38	282.35	417.58



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Gulf Island Fabrication, Inc.
S&P 500 Index
S&P 500 Oil & Gas Equipment & Services
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07

Item 6. Selected Financial Data

The following table sets forth selected historical financial data as of the dates and for the periods indicated. The historical financial data for each year in the five-year period ended December 31, 2007 are derived from our audited financial statements. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our financial statements and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2007	2006 (1)	2005	2004	2003
	(in thousands, except per share data)				
Income Statement Data:					
Revenue	$472,739	$312,181	$188,545	$173,878	$203,667
Cost of revenue	415,901	273,768	164,548	151,205	174,765
Gross profit	56,838	38,413	23,997	22,673	28,902
General and administrative expenses	10,359	9,137	5,681	4,818	5,168
Operating income	46,479	29,276	18,316	17,855	23,734
Net interest income	384	(114)	1,340	478	174
Other, net income (expense)	(10)	1,261	(460)	(21)	19
Income before income taxes	46,853	30,423	19,196	18,312	23,927
Income taxes	15,686	9,098	6,209	6,270	8,135
Net income	31,167	21,325	12,987	12,042	15,792
Income Summary Data:					
Basic earnings per share	$ 2.20	$ 1.54	$ 1.06	$ 1.00	$ 1.34
Diluted earnings per share	$ 2.18	$ 1.53	$ 1.05	$ 0.99	$ 1.33
Basic weighted-average common shares	14,161	13,812	12,242	12,054	11,779
Adjusted weighted-average common shares	14,270	13,934	12,376	12,188	11,895

	As of December 31,				
	2007	2006	2005	2004	2003
	(in thousands)				
Balance Sheet Data:					
Working capital	$ 57,384	$ 54,551	$ 87,141	$ 75,214	$ 60,711
Property, plant and equipment, net	188,766	155,440	59,744	60,346	58,259
Total assets	325,213	251,448	163,806	152,285	140,316
Debt	—	—	—	—	—
Operating Data:					
Direct labor hours worked for the year ended December 31, (2)	3,582	3,315	2,257	2,075	2,337
Backlog as of December 31, (3)					
Direct labor hours	3,682	4,028	1,436	1,075	1,310
Dollars	$330,445	$429,080	$114,610	$ 88,203	$ 99,223

(1) Effective January 31, 2006, the Company acquired the facilities, machinery and equipment of Gulf Marine Fabricators located in San Patricio County, Texas. See Note 3 to the Notes to Consolidated Financial Statements in Item 8.

(2) Direct labor hours are hours worked by employees directly involved in the production of the Company's products.

(3) The Company's backlog is based on management's estimate of the number of direct labor hours required to complete, and the remaining revenues to be recognized with respect to, those projects on which a customer has authorized the Company to begin work or purchase materials. The backlog as of each year end includes commitments received following December 31st, as described in Item 1.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Outlook

Our results of operations are affected primarily by (i) the level of exploration and development activity maintained by oil and natural gas exploration and production companies in the Gulf of Mexico, and to a lesser extent, foreign locations throughout the world, (ii) the Company's ability to win contracts through competitive bidding or alliance/partnering arrangements, and (iii) the Company's ability to manage those contracts to successful completion. The level of exploration and development activity is related to several factors, including trends of oil and natural gas prices, exploration and production companies' expectations of future oil and natural gas prices, and changes in technology that reduce costs and improve expected returns on investment.

Backlog

As of December 31, 2007, we had a revenue backlog of $330.4 million and a labor backlog of approximately 3.7 million man-hours remaining to work, which consists of work remaining at December 31, 2007 and commitments received through February 27, 2008, compared to the revenue backlog of $429.1 million and a labor backlog of 4.0 million man-hours reported in our Form 10-K at December 31, 2006.

Of the backlog at December 31, 2007, $185.4 million, or 56.1%, represented projects destined for deepwater locations compared to $412.0 million, or 96.0%, of projects destined for deepwater locations included in the December 31, 2006 backlog. The acquisition of Gulf Marine enabled us to more fully participate in the market for deepwater projects, which we believe will continue to expand as a proportion of total offshore projects. These deepwater projects directly contributed to the much larger backlog at December 31, 2006.

Of the backlog at December 31, 2007, we expect to recognize revenues of approximately $243.9 million (73.8%) during calendar year 2008 and $58.2 million during calendar year 2009, and the remaining $28.3 million thereafter.

During 2007, our workforce ranged from approximately 1,800 to 1,850. Demand for our products and services dictates our workforce needs. Although we generally try to minimize the use of contract labor, we will use contract labor when required to meet customer demand. For 2007, our use of contract labor ranged from approximately 275 to 550.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions. The Company believes that of its significant accounting policies (see Note 1 in the Notes to Consolidated Financial Statements), the following involves a higher degree of judgment and complexity:

Revenue Recognition

The majority of the Company's revenue is recognized on a percentage-of-completion basis based on the ratio of direct labor hours actually performed to date compared to the total estimated direct labor hours required for completion. Accordingly, contract price and cost estimates are reviewed monthly as the work progresses, and adjustments proportionate to the percentage of completion are reflected in revenue for the period when such estimates are revised. If these adjustments were to result in a reduction of previously reported profits, the Company would have to recognize a charge against current earnings, which may be significant depending on the size of the project or the adjustment. Profit incentives from customers are included in revenue when their realization is reasonably assured. Claims for extra work or changes in scope of work are included in revenue when the amount can be reliably estimated and collection is probable. At December 31, 2007, the Company recorded revenue totaling $1.4 million related to certain change orders, which have been approved as to scope but not price. The Company is in the process of negotiating resolution of these change orders with the customers and recovery of the revenue is dependent upon these negotiations. If the company collects amounts different than the

$1.4 million of revenue that has been recorded, that difference will be recognized as income or loss. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses are determined.

Some contracts include a total or partial reimbursement to us of any costs associated with specific capital projects required by the fabrication process. If this capital project provides future benefits to us, the cost to build the capital project will be capitalized, and the revenue for the capital project will increase the estimated profit in the contract.

Recent Events

On July 18, 2007, we filed a "shelf" Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission registering up to $42,841,260 worth of our common stock that may be sold from time to time by us and up to 1,589,067 shares of our common stock that may be sold from time to time by Aransas, the selling shareholder named therein. In connection with our acquisition of the facilities, machinery and equipment of Gulf Marine in January 2006, we issued 1,589,067 shares of our common stock to Aransas Partners as partial consideration for the acquisition. These shares were deposited into an escrow account as security for the indemnification obligations of Aransas and its indirect parent company, Technip USA Holdings, Inc. ("Technip"). Upon the termination of the escrow period, no later than January 31, 2008, any shares not required to satisfy indemnification obligations will be released. During the escrow period, Aransas cannot transfer the shares other than to an affiliate, but retains all voting rights with respect to the shares. The indemnification obligations of Aransas and Technip are not limited to the shares. We released 800,000 of the 1,589,067 shares from escrow promptly after the effective time of the Registration Statement. In addition, in connection with the acquisition, we, Aransas and Technip also entered into a lock-up agreement pursuant to which Aransas agreed not to sell or otherwise transfer for a period ending on January 31, 2008, the 1,589,067 shares of our common stock issued to it as partial consideration for the acquisition. The lock-up agreement was also amended effective as of the date of the filing of the Registration Statement to provide for the expiration of the lock-up period as of the effective time of the Registration Statement with respect to 800,000 of the shares. The Registration Statement became effective on September 4, 2007, and Aransas sold 800,000 shares pursuant to the Registration Statement on September 17, 2007. Effective January 31, 2008, the lock-up agreement terminated and the remaining 789,067 shares were released from escrow account to Aransas.

Results of Operations

Comparison of the Years Ended December 31, 2007 and 2006

For the twelve month period ended December 31, 2007, our revenue was $472.7 million, an increase of 51.4%, compared to $312.2 million in revenue for the twelve month period ended December 31, 2006. The majority of the increase in revenue was associated with the acquisition of Gulf Marine, which enabled us to more fully participate in the market for deepwater projects. We started the year with a backlog of $429.1 million, of which three major contracts were being fabricated at our Gulf Marine facility in South Texas. In addition, two of these three major contracts required large material cost outlay during 2007. These material costs passed directly to revenue. For the twelve month period ended December 31, 2007, direct labor man-hours were 3.6 million compared to 3.3 million for the twelve month period ended December 31, 2006.

For the twelve month period ended December 31, 2007, gross profit was $56.8 million (12.0% of revenue) compared to gross profit of $38.4 million (12.3% of revenue) for the twelve months ended December 31, 2006. Although gross profit increased for 2007 compared to the same period in 2006, the gross profit margins in 2007 decreased. This decrease in gross profit margin was caused by a substantially greater amount of pass through costs, with no associated profit, included in the revenue and costs for the twelve months of 2007 compared to the same period of 2006 and was also caused by increased labor costs primarily due to our reliance on contract labor to maintain sufficient labor levels to complete the major projects in progress. During 2007, our weighted-average number of contract employees was 423 employees compared to 195 contract employees for 2006, an increase of 117%. Material and subcontract costs represented 52.3% of the direct cost of sales for the twelve months ended December 31, 2007, compared to 42.9% for the twelve months ended December 31, 2006. Although we have normal escalation clauses in the larger contracts for material and labor, the dramatic increases post Hurricanes Katrina and Rita in labor rates with the simultaneous increased demand for labor in the upstream and downstream sectors of the fabrication business, has caused an abnormal increase in labor rates for skilled labor. We continue to negotiate with our customers in an attempt to neutralize additional increases in labor, material and subcontract costs, but we can not ensure that any of these additional costs will be reimbursed.

The Company's general and administrative expenses were $10.3 million for the twelve month period ended December 31, 2007. This compares to $9.1 million for the twelve month period ended December 31, 2006. As a percentage of revenue, general and administrative expenses decreased to 2.2%, from 2.9% of revenue, for the twelve month periods ended December 31, 2007 and December 31, 2006, respectively. The increase in general and administrative expenses are directly related to increases in the number of personnel and related cost (salaries, wages and benefit related costs) normally associated with increases in production volumes.

The Company had net interest income of $384,000 for the twelve month period ended December 31, 2007, compared to net interest expense of $114,000 for the twelve month period ended December 31, 2006. The change is primarily the result of borrowings incurred by the Company related to the acquisition of, and additional capital expenditures for, Gulf Marine.

In the "Other" section of the "Other Income (Expense)" category for 2007 is a net expense of $10,000 related to the sale of miscellaneous equipment. In the "Other" section of the "Other Income (Expense)" category for 2006 is a net income of $1.3 million. The majority of this income was the result of the sale of the Company's interest in MinDOC, which was effective January 23, 2006, and which generated a gain of approximately $1.0 million. The remainder was from the gain on the sale of other fixed assets.

The Company's effective income tax rate was 33.5% for the twelve month period ended December 31, 2007, compared to 29.9% for the twelve month period ended December 31, 2006. The increases relate primarily to the employment hiring credits available to us in 2006 for both state and federal taxes that phased-out in the third and fourth quarters of 2007.

Comparison of the Years Ended December 31, 2006 and 2005

The Company's revenue for the twelve month period ended December 31, 2006 was $312.2 million, an increase of 65.6%, compared to $188.5 million in revenue for the twelve month period ended December 31, 2005. The majority of the increase in revenue was associated with the acquisition of Gulf Marine, which enabled the Company to more fully participate in the market for deepwater projects. Exclusive of Gulf Marine, revenue increased $12.2 million or 6.5% for the twelve month period ended December 31, 2006.

For the twelve month period ended December 31, 2006, gross profit was $38.4 million (12.3% of revenue) compared to gross profit of $24.0 million (12.7% of revenue) for the twelve months ended December 31, 2005. Comparing the Company's gross profit and gross profit margin for the twelve month period ended December 31, 2006 to the same periods of 2005, requires an analysis of certain items that affected 2005 and 2006. During the third quarter of 2005, two major hurricanes struck the U. S. Gulf Coast imparting extensive damage to the offshore platforms and the infrastructure along the Gulf Coast. This damage negatively impacted the Gulf Coast fabrication industry, including our Company, for the third and fourth quarters of 2005. The pressure placed on the existing skilled labor by the rebuilding of the Gulf Coast after hurricanes Katrina and Rita, the upgrading of the petro-chemical plants in the area, and the high demand for skilled labor throughout the marine construction industry caused the Company to incur increased labor costs and to rely more heavily on contract labor, not only during 2005, but throughout 2006. The increased employee and contract labor costs, particularly on two large contracts in our backlog that were bid before Hurricanes Katrina and Rita, was the major cause of the reduction in gross profit margin to 12.3% of revenue for 2006, from 12.7% of revenue for 2005. The Company also experienced an increase in raw material costs. In addition, during the first quarter of 2006, the Company acquired the Gulf Marine facilities. The acquisition of Gulf Marine helped the Company to produce total revenue of $312.2 million and man-hours worked of 3.3 million, for the twelve months ended December 31, 2006. This compares to $188.5 million of revenue and 2.3 million man-hours worked during the twelve months ended December 31, 2005. This 65.6% increase in revenue for 2006 when compared to 2005, although at a reduced gross profit margin, enabled the Company to increase gross profit by $14.4 million, or a 60.1% increase over 2005 gross profit.

The Company's general and administrative expenses were $9.1 million for the twelve month period ended December 31, 2006. This compares to $5.7 million for the twelve month period ended December 31, 2005. As a percentage of revenue, general and administrative expenses decreased slightly to 2.9%, from 3.0% of revenue, for the twelve month periods ended December 31, 2006 and December 31, 2005, respectively. Exclusive of Gulf Marine, general and administrative expenses were $6.0 million, 3.0% of revenue, for the twelve month period ended December 31, 2006. Exclusive of Gulf Marine, the absolute dollar increase in general and administrative expenses was due primarily to increases in salaries and wage related cost associated with the increase in production activities.

The Company had net interest expense of $114,000 for the twelve month period ended December 31, 2006, compared to net interest income of $1.3 million for the twelve month period ended December 31, 2005. The change is primarily the result of borrowings incurred by the Company related to the acquisition of, and additional capital expenditures for, Gulf Marine during 2006.

In the "Other" section of the "Other Income (Expense)" category for 2006 is a net income of $1.3 million. The majority of this income was the result of the sale of the Company's interest in MinDOC, which was effective January 23, 2006, and which generated a gain of approximately $1.0 million. The remainder was from the gain on the sale of other fixed assets. For 2005, the "Other" section was a net expense of $460,000. The majority of this expense ($450,000) reflects the market loss we recorded as a result of the liquidation of short term investments in January 2006 in anticipation of the acquisition of Gulf Marine's assets. FASB 115 required that we record the loss in 2005.

The Company's effective income tax rate was 29.9% for the twelve month period ended December 31, 2006, compared to 32.3% of income before income taxes for the twelve month period ended December 31, 2005. The decrease relates primarily to the change in the apportionment of taxable state income and employment hiring credits for both state and federal taxes.

Liquidity and Capital Resources

Historically we have funded our business activities through funds generated from operations. At December 31, 2007, the Company's cash and cash equivalents totaled $24.6 million. Net cash provided by operating activities was $64.8 million for the year ended December 31, 2007, compared to $43.0 at December 31, 2006. Working capital was $57.4 million at December 31, 2007. The ratio of current assets to current liabilities was 1.73 to 1 at December 31, 2007. The Company's primary source of cash is its cash receipts related to contract receivables. In the early phases of a new project, the Company utilizes its cash to purchase material and outside services and increase labor activities, which results in a reduction of cash and an increase in contract receivables. In certain contracts, the process to measure the amount of invoicing for a particular customer may differ from the process to measure revenue recognition on the contract, thus an increase in contracts receivable can be offset by an increase in billing in excess of cost. When comparing December 31, 2007 to December 31, 2006, contracts receivable increased by $21.5 million ($78.7 million from $57.2), but billings in excess of cost and estimated earnings on uncompleted contracts increased by $24.5 million ($44.3 million from $19.8 million). Thus, creating a $3.0 million reduction is cash provided by operating activities. Of the $78.7 million of contracts receivable outstanding at December 31, 2007, approximately $52.3 million had been collected through February 28, 2008. The $3.6 million of net cash used in financing activities for the period ended December 31, 2007 was made up of $1.3 million of proceeds from the exercise of stock options and $755,000 of tax benefit from the exercise of stock options less $5.7 million in payments of dividends on common stock. Net cash used in investing activities for the year ended December 31, 2007 was $46.9 million, of which the entire amount was for capital expenditures for improvements to our production facilities and for equipment designed to increase the capacity of our facilities and the productivity of our labor force. Included in capital expenditures for 2007 was $24.0 million for the construction of a graving dock and $3.0 million for the purchase of six, rubber tired, hydraulic modular transporters (KAMAG—Type 2406) for our Gulf Marine facility.

Total completed cost of the graving dock is estimated to be $30 million and it is expected to be the only graving dock of this size on the Gulf Coast. The transporters will allow various deck sections weighing up to 1,200 tons to be transported around the facility much easier than more conventional tracking of sections with cranes.

Effective February 19, 2007, we entered into the Sixth Amendment to the Ninth Amended and Restated Credit Agreement (the "Revolver") to extend the term of the $50 million Revolver from December 31, 2008 to December 31, 2009. The Revolver is secured by substantially all of the Company's and its subsidiaries' assets. The amounts borrowed under the Revolver bear interest, at our option, at the prime lending rate established by JPMorgan Chase Bank, N.A. or LIBOR plus 1.25%. We pay a fee on a quarterly basis of three-sixteenths of one percent per annum on the weighted-average unused portion of the Revolver. At December 31, 2007, there were no borrowings outstanding under the credit facility, but we did have letters of credit outstanding totaling approximately $39.8 million, which reduces the unused portion of the Revolver. More of the Company's customers, especially in larger fabrication projects, are requiring the Company to issue letters of credit in lieu of retainage. Thus, the Company is issuing letters of credit for larger amounts and for longer periods of time than it did in past years. We are required to maintain certain covenants, including balance sheet and cash flow ratios. At December 31, 2007, we were in compliance with these covenants.

Our Board of Directors approved a capital budget of approximately $20.9 million for 2008, which includes the purchase of equipment and additional yard and facility expansion or improvements. Included in the 2008 capital expenditure budget is $5.0 million for the purchase and installation of equipment for a panel line system to facilitate our expansion into additional marine construction areas such as towboats, barges and mid-body sections for offshore supply vessels.

Management believes that during the next 12 months its available funds, cash generated by operating activities and funds available under the bank credit facility will be sufficient to fund these capital expenditures and its working capital needs. However, the Company may expand its operations through acquisitions in the future, which may require additional equity or debt financing. Also, job awards may require us to issue additional letters of credit, further reducing the unused portion of the Revolver.

Contractual Obligations and Commitments

The following table sets forth an aggregation of the Company's contractual obligations and commitments as of December 31, 2007, (in thousands).

	Totals	Less Than 1 Year	1 to 3 Years	Thereafter
Operating leases (1)	$ 16	$ 5	$ 11	—
Purchase commitment—equipment (2)	1,934	1,934	—	—
	$1,950	$1,939	$ 11	$ —

(1) Operating leases are commitments for office space, office equipment and equipment rentals.
(2) Purchase commitment—equipment is a commitment related to a purchase order agreements.

Off Balance Sheet Arrangements

The Company is not a party to any contract or other obligation not included in its balance sheet that has, or is reasonably likely to have, a current or future effect on its financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We do not have operations subject to material risk of foreign currency fluctuations, nor do we use derivative financial instruments in our operations or investment portfolio. We have a $50.0 million line of credit with our primary commercial banks. Under the terms of the revolving credit agreement, we may elect to pay interest at either a fluctuating base rate established by the bank from time to time or at a rate based on the rate established in the London inter-bank market. We do not believe that we have any material exposure to market risk associated with interest rates.

Item 8. Financial Statements and Supplementary Data

In this report the consolidated financial statements of the Company and the accompanying notes to consolidated financial statements appear on pages F-1 through F-19 and are incorporated herein by reference. See Index to Consolidated Financial Statements on Page 30.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

The Company's management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures were effective as of such date to provide assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders
Gulf Island Fabrication, Inc.

We have audited Gulf Island Fabrication, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gulf Island Fabrication, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gulf Island Fabrication, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Gulf Island Fabrication, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, of Gulf Island Fabrication, Inc. and our report dated February 28, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
February 28, 2008

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding executive officers called for by this item may be found following Item 4 of this report on Form 10-K under the caption "Executive Officers of the Registrant" and is incorporated herein by reference.

We have adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers (the "Code of Ethics") and a Code of Business Conduct and Ethics, which applies to all employees and directors, including the Chief Executive Officers and Senior Financial Officers. These codes are available to the public on our website at www.gulfisland.com. Any substantive amendments to the Code of Ethics or any waivers granted under the Code of Ethics will be disclosed within five days of such event on our website.

The remaining information called for by this item may be found in our definitive Proxy Statement prepared in connection with the 2008 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 11. Executive Compensation

Information called for by this item may be found in our definitive Proxy Statement prepared in connection with the 2008 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters

Information regarding security ownership of certain beneficial owners and management called for by this item may be found in our definitive Proxy Statement prepared in connection with the 2008 Annual Meeting of Shareholders and is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides information about our shares of Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	183,500	$17.46	205,331
Equity compensation plans not approved by security holders	0		0
Total	183,500(1)		205,331(2)

(1) If the exercise of these outstanding options and issuance of additional common shares had occurred as of December 31, 2007, these shares would represent 1.3% of the then total outstanding shares of the company.

(2) As of December 31, 2007, there were 166,252 shares remaining available for issuance under the 2002 Long-Term Incentive Plan, and 39,079 shares remaining available under the Long-Term Incentive Plan, all of which could be issued under the terms of the plans upon the exercise of stock options or stock appreciation rights, or in the form of restricted stock or other stock awards.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information called for by this item may be found in our definitive Proxy Statement prepared in connection with the 2008 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information called for by this item may be found in the our definitive Proxy Statement prepared in connection with the 2008 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following financial statements, schedules and exhibits are filed as part of this Report:

(i) Financial Statements

(ii) Schedules

Other schedules have not been included because they are not required, not applicable, immaterial or the information required has been included elsewhere herein.

(iii) Exhibits

See Exhibit Index on page E-1. The Company will furnish to any eligible shareholder, upon written request, a copy of any exhibit listed upon payment of a reasonable fee equal to the Company's expenses in furnishing such exhibit. Such requests should be addressed to Investor Relations, Gulf Island Fabrication, Inc., P.O. Box 310, Houma, LA 70361-0310.

GLOSSARY OF CERTAIN TECHNICAL TERMS

blasting and coating facility:	Building and equipment used to clean steel products and prepare them for coating with marine paints and other coatings.
coping machine:	A computerized machine that cuts ends of tubular pipe sections to allow for changes in weld bevel angles and fits onto other tubular pipe sections.
deck:	The component of a platform on which development drilling, production, separating, gathering, piping, compression, well support, crew quartering and other functions related to offshore oil and gas development are conducted.
direct labor hours:	Hours worked by employees directly involved in the production of the Company's products. These hours do not include contractor labor hours and support personnel hours such as maintenance, warehousing and drafting.
fixed platform:	A platform consisting of a rigid jacket which rests on tubular steel pilings driven into the seabed and which supports a deck structure above the water surface.
floating production platform:	Floating structure that supports offshore oil and gas production equipment (TLP, FPSO, SPAR).
FPSO:	Floating Production Storage and Offloading vessel.
graving dock	A box shaped basin made of steel sheet pile walls and concrete floor into which a vessel may be floated into or out of by pumping out or in water. The end will be closed by earthen berms and a sheet pile wall that will be removed to float out vessels.
grit blast system:	System of preparing steel for coating by using steel grit rather than sand as a blasting medium.
hydraulic plate shear:	Machine that cuts steel by a mechanical system similar to scissors.
inshore:	Inside coastlines, typically in bays, lakes and marshy areas.
ISO 9001-2000:	International Standards of Operations 9001-2000—Defines quality management system of procedures and goals for certified companies.
jacket:	A component of a fixed platform consisting of a tubular steel, braced structure extending from the mudline of the seabed to a point above the water surface. The jacket is supported on tubular steel pilings driven into the seabed and supports the deck structure located above the level of storm waves.

modules: Packaged equipment usually consisting of major production, utility or compression equipment with associated piping and control system.

offshore: In unprotected waters outside coastlines.

piles: Rigid tubular pipes that are driven into the seabed to support platforms.

plasma-arc cutting system: Steel cutting system that uses an ionized gas cutting rather than oxy-fuel system.

platform: A structure from which offshore oil and gas development drilling and production are conducted.

pressure vessel: A metal container generally cylindrical or spheroid, capable of withstanding various internal pressure loadings.

SPAR: A vessel with a circular cross-section that sits vertically in the water and is supported by buoyancy chambers ("hard tanks") at the top and stabilized by a structure ("midsection") hanging from the hard tanks.

spud barge: Construction barge rigged with vertical tubular or square lengths of steel pipes that are lowered to anchor the vessel.

skid unit: Packaged equipment usually consisting of major production, utility or compression equipment with associated piping and control system.

subsea templates: Tubular frames which are placed on the seabed and anchored with piles. Usually a series of oil and gas wells are drilled through these underwater structures.

tension leg platform (TLP): A platform consisting of a floating hull and deck anchored by vertical tensioned cables or pipes connected to pilings driven into the seabed. A tension leg platform is typically used in water depths exceeding 1,000 feet.

specialized lifting device (SLD): The specialized lifting device is a twin boom device with a below hook rating of 4,000 tons at a radius of 207 feet from the bulkhead. The 410 foot booms are 100 feet apart and provide a lifting height of 317 feet from the water.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gulf Island Fabrication, Inc.

We have audited the accompanying consolidated balance sheets of Gulf Island Fabrication, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gulf Island Fabrication, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 of the Notes to Consolidated Financial Statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004,) "Share-Based Payment." As discussed in Note 2 of the Notes to Consolidated Financial Statements, effective January 1, 2007, the Company adopted FIN 48, "Accounting for Uncertainty in Income Taxes with respect to FASB 109—Accounting for Income Taxes."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gulf Island Fabrication, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
February 28, 2008

GULF ISLAND FABRICATION, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 24,640	$ 10,302
Contracts receivable, net	78,748	57,229
Contract retainage	430	1,785
Costs and estimated earnings in excess of billings uncompleted contracts	17,690	14,869
Prepaid expenses and other	2,776	2,839
Inventory	7,427	4,793
Deferred tax assets	4,036	1,332
Recoverable income taxes	—	2,948
Total current assets	135,747	96,097
Property, plant and equipment, net	188,766	155,440
Intangible assets (less accumulated amortization of $856,000 at December 31, 2006)	—	544
Other assets	700	699
Total assets	$325,213	$252,780
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 18,080	$ 12,786
Billings in excess of costs and estimated earnings on uncompleted contracts	44,301	19,806
Accrued employee costs	7,421	5,327
Accrued expenses	2,419	2,295
Income taxes payable	6,142	—
Total current liabilities	78,363	40,214
Deferred tax liabilities	17,937	11,810
Total liabilities	96,300	52,024
Shareholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, no par value, 20,000,000 shares authorized, 14,214,736 and 14,117,333 shares issued and outstanding at December 31, 2007 and December 31, 2006	9,560	9,368
Additional paid-in capital	87,853	85,365
Retained earnings	131,500	106,023
Total shareholders' equity	228,913	200,756
Total liabilities and shareholders' equity	$325,213	$252,780

The accompanying notes are an integral part of these statements.

GULF ISLAND FABRICATION, INC.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Years Ended December 31,		
	2007	2006	2005
Revenue	$472,739	$312,181	$188,545
Cost of revenue	415,901	273,768	164,548
Gross profit	56,838	38,413	23,997
General and administrative expenses	10,359	9,137	5,681
Operating income	46,479	29,276	18,316
Other income (expense):			
Interest expense	(50)	(473)	(55)
Interest income	434	359	1,395
Other—net	(10)	1,261	(460)
	374	1,147	880
Income before income taxes	46,853	30,423	19,196
Income taxes	15,686	9,098	6,209
Net income	$ 31,167	$ 21,325	$ 12,987
Earnings per share data:			
Basic earnings per share	$ 2.20	$ 1.54	$ 1.06
Diluted earnings per share	$ 2.18	$ 1.53	$ 1.05
Cash dividend declared per common share	$ 0.40	$ 0.30	$ 0.30

The accompanying notes are an integral part of these statements

GULF ISLAND FABRICATION, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
Balance at January 1, 2005	12,151,041	4,780	42,326	79,571	(93)	126,584
Exercise of stock options	127,580	183	1,651	—	—	1,834
Income tax benefit from exercise of stock options	—	—	425	—	—	425
Net Income	—	—	—	12,987	—	12,987
Unrealized (loss) on available-for-sale securities (net of tax)	—	—	—	—	93	93
Comprehensive income						13,080
Compensation expense—restricted stock	—	1	13	—	—	14
Dividends on common stock	—	—	—	(3,672)	—	(3,672)
Balance at December 31, 2005	12,278,621	$4,964	$44,415	$ 88,886	$—	$138,265
Exercise of stock options	244,240	334	3,001	—	—	3,335
Income tax benefit from exercise of stock options	—	—	1,317	—	—	1,317
Net Income	—	—	—	21,325	—	21,325
Issuance of common stock—restricted stock vesting	6,290	—	—	—	—	—
Cancellation of common stock—restricted stock vesting	(885)	(3)	(31)	—	—	(34)
Compensation expense—restricted stock	—	16	151	—	—	167
Compensation expense—non-qualified stock options	—	57	512	—	—	569
Dividends on common stock	—	—	—	(4,188)	—	(4,188)
Issuance of common stock	1,589,067	4,000	36,000	—	—	40,000
Balance at December 31, 2006	14,117,333	$9,368	$85,365	$106,023	$—	$200,756
Exercise of stock options	87,460	132	1,198	—	—	1,330
Income tax benefit from exercise of stock options	—	—	755	—	—	755
Net Income	—	—	—	31,167	—	31,167
Issuance of common stock—restricted stock vesting	12,250	—	—	—	—	—
Cancellation of common stock—restricted stock vesting	(2,307)	(7)	(67)	—	—	(74)
Compensation expense—restricted stock	—	35	311	—	—	346
Compensation expense—non-qualified stock options	—	32	291	—	—	323
Dividends on common stock	—	—	—	(5,690)	—	(5,690)
Balance at December 31, 2007	14,214,736	$9,560	$87,853	$131,500	$—	$228,913

The accompanying notes are an integral part of these statements

GULF ISLAND FABRICATION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31, 2007	2006	2005
Operating activities:			
Net income	$ 31,167	$ 21,325	$ 12,987
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	13,577	11,653	6,279
Amortization expense	544	856	—
Impairment expense	314	—	454
Deferred income taxes	3,423	1,208	(355)
Excess tax benefits from share-based payment arrangements	(755)	(1,317)	(425)
Compensation expense—stock compensation plans	669	736	14
Changes in operating assets and liabilities:			
Contracts receivable, net	(21,519)	(20,262)	6,287
Contract retainage	1,355	(1,119)	1,768
Costs and estimated earnings in excess of billings on uncompleted contracts	(2,821)	12,350	(21,067)
Prepaid expenses, inventory and other assets	(2,885)	938	(3,023)
Accounts payable	5,294	5,550	1,448
Billings in excess of costs and estimated earnings on uncompleted contracts	24,495	9,159	(2,651)
Accrued employee costs	2,021	1,842	699
Accrued expenses	124	792	699
Income taxes payable (recoverable)	9,845	(662)	(158)
Net cash provided by operating activities	$ 64,848	$ 43,049	$ 2,956
Cash flows from investing activities:			
Capital expenditures, net	(46,905)	(27,626)	(5,677)
Payment for the purchases of net assets acquired, net of cash received	—	(41,487)	—
Proceeds from the sale of short-term investments	—	30,212	—
Purchase of short-term investments	—	—	(1,873)
Net cash used in investing activities	(46,905)	(38,901)	(7,550)
Cash flows from financing activities:			
Proceeds from exercise of stock options	1,330	3,336	1,834
Excess tax benefit from share-based payment arrangements	755	1,317	425
Payments of dividends on common stock	(5,690)	(4,188)	(3,672)
Net cash provided by (used in) financing activities	(3,605)	465	(1,413)
Net increase (decrease) in cash and cash equivalents	14,338	4,613	(6,007)
Cash and cash equivalents at beginning of period	10,302	5,689	11,696
Cash and cash equivalents at end of period	$ 24,640	$ 10,302	$ 5,689
Supplemental cash flow information:			
Interest paid	$ 47	$ 396	$ 157
Income taxes paid, net of refunds	$ 2,493	$ 8,551	$ 6,774
Cancellation of common stock—restricted stock vesting	$ 74	$ 34	$ —

The accompanying notes are an integral part of these statements

GULF ISLAND FABRICATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Gulf Island Fabrication, Inc., together with its subsidiaries (the "Company"), is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. The Company's corporate offices and two major subsidiaries are located in Houma, Louisiana, and another major subsidiary is located in San Patricio County, Texas. The Company's principal markets are concentrated in the offshore regions and along the coast of the Gulf of Mexico. The consolidated financial statements include the accounts of Gulf Island Fabrication, Inc. and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. As discussed in Note 3, the Company acquired certain net assets of Gulf Marine Fabricators on January 31, 2006, and its results of operations have been included in the consolidated financial statements of the Company since this date.

Structures and equipment fabricated by the Company include jackets and deck sections of fixed production platforms; hull, tendon, and/or deck sections of floating production platforms (such as TLPs, SPARs and FPSOs); piles; wellhead protectors; subsea templates; various production, compressor and utility modules; and offshore living quarters; tanks and barges. The Company also provides services such as offshore interconnect pipe hook-up; inshore marine construction; manufacture and repair of pressure vessels; heavy lifts such as ship integration and TLP module integration, loading and offloading jack-up drilling rigs, semi-submersible drilling rigs, TLPs, SPARs or other similar cargo; steel warehousing and sales; onshore and offshore scaffolding and piping insulation services. We are capable of fabricating a large quantity of 200 ton or larger processing modules to be installed in petro-chemical plants. We are also capable of fabricating mid-body sections for platform supply vessels and brown water towboats.

Operating Cycle

The length of our contracts varies, but, is typically longer than one year in duration. Consistent with industry practice, assets and liabilities have been classified as current under the operating cycle concept whereby all contract-related items are regarded as current regardless of whether cash will be received or paid within a twelve month period. Assets and liabilities classified as current which may not be paid or received in cash within the next twelve months include contract retainage, costs and estimated earnings in excess of billings on uncompleted contracts, and billings in excess of costs and estimated earnings on uncompleted contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Areas requiring significant estimates by our management include contract revenues, costs and profits and the application of percentage-of-completion (POC) method of accounting. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The principal customers of the Company are the major and large independent oil and gas companies. This concentration of customers may impact the Company's overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic or other conditions. Receivables are generally not collateralized. In the normal course of business, the Company extends credit to its customers on a short-term basis. Because the Company's principal customers are major oil and natural gas exploration, development and production companies, credit risks associated with its customers are considered minimal. However, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts as it deems appropriate.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for its stock-based compensation to employees under the intrinsic method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, (APB 25) and related interpretations as described in Note 17 of the Notes to Consolidated Financial Statements. Under APB 25, because the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized.

The following table illustrates the pro forma effect on net income and earnings per share if the Company had recognized compensation expense by applying the fair value based method to all awards as provided under FASB No. 123, *Accounting for Stock-Based Compensation*, (Statement 123). For purpose of the pro forma disclosures, the estimated fair value of the options (net of expected tax benefits) is amortized to expense over the options' vesting period. Since the Company's options generally vest over a five-year period, the pro forma disclosures are not indicative of future amounts until Statement 123 is applied to all outstanding non-vested options. The Company's pro forma information for the year ended December 31, 2005 is as follows (in thousands, except per share data):

Net income as reported	$12,987
Add stock-based employee compensation expense included in reported net income, net of related tax effect	9
Less total stock-based employee compensation expense, under fair value method for all awards, net of tax	(731)
Pro forma net income including the effect of options	$12,265
Basic earnings per share:	
As reported	$ 1.06
Pro forma including the effect of options	$ 1.00
Diluted earnings per share:	
As reported	$ 1.05
Pro forma including the effect of options	$ 0.99

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), *Share-Based Payment*, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the years ended December 31, 2006 and 2007, include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement No. 123(R). Compensation expense is recognized on a straight-line basis over the vesting or service period and is net of forfeitures. Results for prior periods have not been restated.

As a result of adopting Statement 123(R) on January 1, 2006, the Company's income before income taxes for the year ended December 31, 2007 was $323,000 lower than if the Company had continued to account for share-based compensation under APB Opinion No. 25. Net income for the year ending December 31, 2007 would have been $212,000 higher if the Company had not adopted Statement 123(R). Basic and diluted earnings per share for the year ended December 31, 2007 would have been $0.02 higher and $0.02 higher, respectively, if the Company had not adopted Statement 123(R).

Also as a result of adopting Statement 123(R) on January 1, 2006, the Company's income before income taxes for the year ended December 31, 2006 was $569,000 lower than if the Company had continued to account for share-based compensation under APB Opinion No. 25. Net income for the year ending December 31, 2006 would have been $404,000 higher if the Company had not adopted Statement 123(R). Basic and diluted earnings per share for the year ended December 31, 2006 would have been $0.03 higher and $0.03 higher, respectively, if the Company had not adopted Statement 123(R).

Prior to the adoption of Statement 123(R), the company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. Statement 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $755,000 and $1.3 million excess tax benefits classified as financing cash inflows for the years ended December 31 2007 and 2006, respectively, would have been classified as operating cash inflows if the Company had not adopted Statement 123(R).

Inventory

Inventory consists of materials and production supplies and is stated at the lower of cost or market determined on the first-in, first-out basis.

Accrued Employee Cost—Workers Compensation Liability

The Company and its subsidiaries Gulf Island, L.L.C. and Dolphin Services are self-insured for workers' compensation liability except for losses in excess of $300,000 per occurrence for Louisiana workers' compensation and for U.S. longshoreman and harbor workers' coverage. Gulf Marine has insurance coverage for Texas workers' compensation with a $300,000 deductible. The liability for workers compensation is based on claims filed and estimates of claims incurred but not reported.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, which range from 3 to 30 years. Ordinary maintenance and repairs, which do not extend the physical or economic lives of the plant or equipment, are charged to expense as incurred.

Long-Lived Assets

In accordance with the Financial Accounting Standards Board's ("FASB") Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is determined by comparing the fair value of the assets to their carrying amounts and recording the excess of the carrying amounts of the assets over their fair value as an impairment charge. Fair value is determined based on discounted cash flows or appraised values, as appropriate.

Revenue Recognition

The Company uses the percentage-of-completion accounting method for construction contracts in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Revenue from fixed-price or unit rate contracts is recognized on the percentage-of-completion method, computed by the efforts-expended method which measures the percentage of labor hours incurred to date as compared to estimated total labor hours for each contract. Under a unit rate contract, material items or labor tasks are assigned unit rates of measure. The unit rates of measure will generally be an amount of dollars per ton, per foot, per square foot, per item installed, etc. A typical unit rate contract can contain hundreds to thousands of unit rates of measure that all accumulate to determine the total contract value. Profit margins are built in to the unit rates and, similar to a fixed price contract, we retain all cost savings but are also responsible for all cost overruns.

Some contracts include a total or partial reimbursement to us of any costs associated with specific capital projects required by the fabrication process. If this capital project provides future benefits to us, the cost to build the capital project will be capitalized, and the revenue for the capital project will increase the estimated profit in the contract.

Contract costs include all direct material, labor and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Also included in contract costs are a portion of those indirect contract costs related to plant capacity, such as depreciation, insurance and repairs and maintenance. These indirect costs are allocated to jobs based on actual direct labor hours incurred. Profit incentives are included in revenue when their realization is reasonably assured. Claims for extra work or changes in scope of work are included in revenue when the amount can be reliably estimated and collection is probable. At December 31, 2007, the Company recorded revenue totaling $1.4 million related to certain change orders, which have been approved as to scope but not price. The Company is in the process of negotiating resolution of these change orders with the customers and recovery of the revenue is dependent upon these negotiations. If the Company collects amounts different than the $1.4 million of revenue that has been recorded, that difference will be recognized as income or loss. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Income Taxes

Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted rates expected to be in effect during the year in which the basis differences reverse.

Reclassifications

The current portion of deferred tax assets for the year ended December 31, 2006 have been reclassified to conform to the December 31, 2007 consolidated financial statement presentation.

2. NEW ACCOUNTING STANDARDS

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits an entity to irrevocably elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of this pronouncement will have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, but simplifies and codifies related guidance within GAAP. This Statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of this pronouncement will have a material effect on its consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued FIN 48—"Accounting for Uncertainty in Income Taxes" with respect to FASB 109—Accounting for Income Taxes, regarding the accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for uncertainty in tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted this pronouncement effective January 1, 2007, and the adoption of this new standard did not have a material effect on its consolidated financial position, results of operations or cash flows.

3. ACQUISITION OF GULF MARINE FABRICATORS

Effective January 31, 2006, the Company acquired the facilities, machinery and equipment of Gulf Marine Fabricators ("Gulf Marine") located in San Patricio County, Texas. The aggregate consideration for the acquisition ("Acquisition") paid at the closing consisted of (i) $40 million in cash (subject to certain purchase price adjustments), (ii) 1,589,067 shares of the Company's common stock, which constitute approximately 11% of the Company's outstanding common stock, and (iii) assumption of certain liabilities. The Company assumed all of Gulf Marine's uncompleted fabrication contracts, as of the date of the closing. The only significant fabrication contract assumed was a contract with Chevron USA for the construction of the 19,000 ton topsides for the deepwater SPAR concept on Chevron's Gulf of Mexico Tahiti project.

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Gulf Marine as if the acquisition had occurred on January 1, 2006.

	Twelve-Months Ended December 31, 2006
	(in thousands, except per share amounts)
Pro forma revenue	$316,676
Pro forma net income	$ 19,260
Pro forma basic net income per share	$ 1.39
Pro forma basic and diluted net income per share	$ 1.38

The following table sets forth the cost and related purchase price allocation of the assets acquired and liabilities assumed resulting from the Gulf Marine Acquisition.

Cost of the acquisition (in thousands):	
Cash paid from the proceeds of debt	$12,000
Cash paid from cash on hand	27,648
Cash paid for other Acquisition costs	1,487
Cash received from seller for assumed liabilities	(5,825)
Issuance of common stock	40,000
	$75,310
Allocation of the purchase price:	
Property, plant and equipment	$79,772
Intangibles (amortization for 18 months)	1,400
Inventory	703
Current liabilities	(6,565)
	$75,310

4. DISPOSITION OF MINDOC, L.L.C.

Effective January 23, 2006, the Company sold its entire right, title and interest in MinDOC, L.L.C. to the other member of MinDOC, L.L.C. for $1 million. The sale resulted in a gain of $983,000. The Company believes that the other member, being a marine engineering company, is better suited to market the deepwater floating, drilling and production concept to potential customers. On September 27, 2006, the Company announced that its wholly owned subsidiary, Gulf Marine, had received formal notification by a letter of intent from Bluewater Industries, Inc., who has contracted with ATP Oil & Gas Corporation ("ATP"), that Gulf Marine has been selected to fabricate and load-out a MinDOC 3 hull for use in an ATP deepwater development project.

5. CONTRACTS RECEIVABLE

Amounts due on contracts as of December 31 were as follows (in thousands):

	2007	2006
Completed contracts	$ 8,042	$ 4,647
Contracts in progress:		
Current	70,706	52,582
Retainage due within one year	430	1,785
	79,178	59,014
Less allowance for doubtful accounts	—	—
	$79,178	$59,014

6. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Information with respect to uncompleted contracts as of December 31 is as follows (in thousands):

	2007	2006
Costs incurred on uncompleted contracts	$557,947	$302,841
Estimated profit earned to date	46,687	34,442
	604,634	337,283
Less billings to date	631,245	342,220
	$(26,611)	$ (4,937)

The above amounts are included in the accompanying consolidated balance sheets at December 31, under the following captions (in thousands):

	2007	2006
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 17,690	$ 14,869
Billings in excess of costs and estimated earnings on uncompleted contracts	(44,301)	(19,806)
	$(26,611)	$ (4,937)

The billings in excess of costs and estimated earnings on uncompleted contracts increased significantly in 2007 compared to 2006 as a result of the Company billing certain customers in advance of earning the amount to date on that particular contract.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31 (in thousands):

	2007	2006
Land	$ 9,227	$ 9,227
Buildings	48,708	48,499
Machinery and equipment	135,551	118,899
Furniture and fixtures	3,278	2,585
Transportation equipment	2,852	2,588
Improvements	35,438	31,025
Construction in progress	31,920	7,373
	266,974	220,196
Less accumulated depreciation	78,208	64,756
	$188,766	$155,440

The Company leases certain equipment used in the normal course of its operations under month-to-month lease agreements cancelable only by the Company. During 2007, 2006, and 2005, the Company expensed $3.3 million, $2.8 million, and $1.8 million, respectively, related to these leases.

8. INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows (in thousands):

	2007	2006
Deferred tax liabilities:		
Depreciation	$17,937	$11,810
	17,937	11,810
Deferred tax assets:		
Employee benefits	554	358
Uncompleted contracts	3,173	916
Compensation expense on stock options	92	58
State tax credits	217	—
Total deferred tax assets:	4,036	1,332
Net deferred tax liabilities:	$13,901	$10,478

Significant components of income tax expense for the years ended December 31 were as follows (in thousands):

	2007	2006	2005
Current:			
Federal	$11,982	$7,703	$7,021
State	281	187	(456)
Total current	12,263	7,890	6,565
Deferred:			
Federal	3,345	1,179	(537)
State	78	29	182
Total deferred	3,423	1,208	(355)
Income taxes	$15,686	$9,098	$6,209

A reconciliation of income taxes computed at the U.S. federal statutory tax rate to the Company's income tax expense for the years ended December 31 is as follows (in thousands):

	2007	%	2006	%	2005	%
U.S. statutory rate	$16,399	35.0%	$10,648	35.0%	$6,719	35.0%
Increase (decrease) resulting from:						
State income taxes	360	0.9	215	0.7	—	—
Foreign sales	—	—	(135)	(0.4)	(228)	(1.2)
Qualified Production Activities						
Income—Deduction	(655)	(1.4)	(229)	(0.8)	(187)	(1.0)
Federal Work Opportunity Tax Credit	(577)	(1.2)	(1,254)	(4.1)	—	—
Other	159	0.2	(147)	(0.5)	(95)	(0.5)
Income tax expense	$15,686	33.5%	$ 9,098	29.9%	$6,209	32.3%

The Company's 2007 effective annual tax rate was 33.5%. This rate reflects State and Federal tax credits available to the Company through various incentive programs that were phased-out in the third and fourth quarters of 2007. Exclusive of the State and Federal tax credits, the Company's effective annual tax rate would have been 34.9%.

9. LINE OF CREDIT

Effective February 19, 2007, the Company and its lenders, JP Morgan Chase Bank, N.A. and Whitney National Bank entered into the Sixth Amendment to the Ninth Amended and Restated Credit Agreement (the "Revolver") to extend the term of the $50 million Revolver from December 31, 2008 to December 31, 2009. The Revolver is secured by substantially all of the Company's and its subsidiaries' assets. The amounts borrowed under the Revolver bear interest, at our option, at the prime lending rate established by JPMorgan Chase Bank, N.A. or LIBOR plus 1.25%. We pay a fee on a quarterly basis of three-sixteenths of one percent per annum on the weighted-average unused portion of the Revolver.

At December 31, 2007, there were no borrowings outstanding under the credit facility, but we did have letters of credit outstanding totaling approximately $39.8 million, which reduces the unused portion of the Revolver. More of the Company's customers, especially in larger fabrication projects, are requiring the Company to issue letters of credit in lieu of retainage. Thus, the Company is issuing letters of credit for larger amounts and for longer periods of time than it did in past years. The Company is required to maintain certain covenants, including balance sheet and cash flow ratios. At December 31, 2007, the Company was in compliance with these covenants.

10. CONTINGENT LIABILITIES

The Company is subject to various routine legal proceedings in the normal conduct of its business primarily involving commercial claims, workers' compensation claims, and claims for personal injury under general maritime laws of the United States and the Jones Act. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management believes that the outcome of any such proceedings, even if determined adversely, would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

In December 2004, the Company received notice from Louisiana Department of Environmental Quality ("LDEQ") that the Corrective Action Plan submitted in October 2004 was not acceptable. The Corrective Action Plan was developed to provide remediation to several isolated areas located on property the Company sold in 2001. In mid 2005 the LDEQ approved a sampling plan with the proposed sampling to begin in September of 2005. Due to the hurricanes that struck the Louisiana coast, the scheduled sampling was cancelled. During the fourth quarter of 2006, the new sampling was completed. The Company is in the process of scheduling a meeting with LDEQ to discuss further a new Corrective Action Plan. Cost of remediation based on revising the Corrective Action Plan according to previous LDEQ recommendations was not expected to exceed $230,000 and remains unchanged. During 2007, the Company has increased the amount included in accrued expenses from $150,000 to $200,000, which is the current estimated cost to remediate the site.

11. RELATED PARTY TRANSACTIONS

On January 31, 2006, the Company, through an indirect subsidiary, purchased (the "Acquisition") the facilities, machinery and equipment of Gulf Marine Fabricators, a Texas general partnership (which company changed its name to Aransas Partners after the Acquisition), and an indirect subsidiary of Technip USA Holdings, Inc. (formerly known as Technip-Colfexip USA Holdings, Inc.) ("Technip"). Following the

Acquisition, the Company's indirect subsidiary changed its name to G. M. Fabricators, L.P. d/b/a Gulf Marine Fabricators. As consideration for the Acquisition, the Company paid $40 million in cash and issued 1,589,067 shares (or approximately 11% of its outstanding common stock) to Aransas Partners.

On July 18, 2007, we filed a "shelf" Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission registering, in part, the 1,589,067 shares of our common stock that may be sold from time to time by Aransas Partners, the selling shareholder named therein. The Registration Statement became effective on September 4, 2007, and Aransas Partners sold 800,000 shares pursuant to the Registration Statement on September 17, 2007.

During 2006, the Company was awarded three contracts, with an aggregate value of $14.5 million, from Technip to fabricate various oil and gas industry items for Technip to use with its customers. During the year ended December 31, 2006, the Company recognized revenue of $1.5 million on these contracts. Technip owed the Company a total of $1.3 million in contracts receivable at December 31, 2006. During 2007, the value of these contracts and two additional contracts awarded by Technip increased by $24.0 million to a total aggregate value of $38.5 million. During the year ended December 31, 2007, the Company recognized revenue of $31.6 million on these contracts. Technip owed the Company at total of $7.5 million in contracts receivable at December 31, 2007.

12. SALES TO MAJOR CUSTOMERS

The Company's customer base is primarily concentrated in the oil and gas industry. The Company is not dependent on any one customer, and the revenue earned from each customer varies from year to year based on the contracts awarded. Sales to customers comprising 10% or more of the Company's total revenue for the years ended December 31 are summarized as follows (in thousands):

	2007	2006	2005
Bluewater Industries, Inc.	$131,480	$ —	$ —
Daewoo Shipbuilding and Marine Engineering, Ltd.	108,679	—	—
Chevron Corporation	89,382	130,939	—
Kerr-McGee Corporation	—	—	36,678
Amerada Hess	—	—	21,987
Keppel SLP Engineering	—	—	19,928

13. INTERNATIONAL SALES

The Company's fabricated structures are used worldwide by U.S. customers operating abroad and by foreign customers. Sales of fabricated structures for delivery outside of the United States accounted for 24%, 7%, and 30%, of the Company's revenues for the years ended December 31, 2007, 2006, and 2005, respectively.

	December 31,		
	2007	2006	2005
		(In millions)	
Location:			
United States	$359.4	$290.8	$131.8
International	113.3	21.4	56.7
Total	$472.7	$312.2	$188.5

14. RETIREMENT PLAN

The Company has a defined contribution plan (the "Retirement Plan") for all employees that is qualified under Section 401(k) of the Internal Revenue Code. Contributions to the Retirement Plan by the Company are based on the participants' contributions, with an additional year-end discretionary contribution determined by the Board of Directors. For the years ended December 31, 2007, 2006, and 2005, the Company contributed a total of $2.7 million, $2.1 million, and $1.1 million, respectively.

15. QUARTERLY OPERATING RESULTS (UNAUDITED)

A summary of quarterly results of operations for the years ended December 31, 2007 and 2006 were as follows (in thousands, except per share data):

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Revenue	$109,373	$137,572	$124,900	$100,894
Gross profit	8,510	14,143	17,996	16,503
Net Income	4,415	7,861	10,040	8,851
Basic EPS	0.31	0.56	0.71	0.62
Diluted EPS	0.31	0.55	0.70	0.62
	March 31, 2006	**June 30, 2006**	**September 30, 2006**	**December 31, 2006**
Revenue	$ 56,978	$ 89,508	$ 89,733	$ 75,965
Gross profit	4,014	10,514	16,890	6,995
Net Income	1,879	5,678	10,040	3,728
Basic EPS	0.14	0.41	0.72	0.27
Diluted EPS	0.14	0.41	0.72	0.26

16. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2007	2006	2005
Numerator:			
Net Income	$31,167	$21,325	$12,987
Denominator:			
Denominator for basic earnings per share-weighted-average shares	14,161	13,812	12,242
Effect of dilutive securities:			
Employee stock options	99	64	101
Employee restricted stock	10	58	33
Dilutive potential common shares:			
Denominator for dilutive earnings per share-weighted-average shares	14,270	13,934	12,376
Basic earnings per share	$ 2.20	$ 1.54	$ 1.06
Diluted earnings per share	$ 2.18	$ 1.53	$ 1.05

17. LONG-TERM INCENTIVE PLANS

On February 13, 1997, the shareholders approved a proposal to adopt the Long-Term Incentive Plan (the "Plan"). The Plan authorized the grant of options to purchase an aggregate of 1,000,000 (split adjusted) shares of the Company's common stock to certain officers and key employees of the Company chosen by a committee appointed by the board of directors (the "Compensation Committee") to administer such Plan. Under the Plan, all options granted have 10-year terms, and the conditions relating to the vesting and exercise of the options result in their being classified as "nonstatutory options" (options which do not afford income tax benefits to recipients, but the exercise of which may provide tax deductions for the Company). Each option will have an exercise price per share not less than the fair market value of a share of common stock on the date of grant and no individual employee may be granted options to purchase more than an aggregate of 400,000 shares of common stock.

On April 24, 2002, the shareholders approved a proposal to adopt the 2002 Long-Term Incentive Plan. On April 26, 2006, the shareholders approved the Amended and Restated 2002 Long-Term Incentive Plan (the "2002 Plan"). The 2002 Plan authorized the grant of awards, including options, to purchase an aggregate of 500,000 shares of the Company's common stock to certain officers, key employees, directors and consultants of the Company chosen by the Compensation Committee. Under the 2002 Plan, all options granted have 10-year terms, and the conditions relating to the vesting and exercise of the options result in their being classified as "nonstatutory options" (options which do not afford income tax benefits to recipients, but the exercise of which may provide tax deductions for the Company). Each option will have an exercise price per share not less than the fair market value of a share of common stock on the date of grant and no individual employee may be granted options to purchase more than an aggregate of 200,000 shares of common stock.

At December 31, 2007, there were approximately 205,000 shares remaining available for future issuance under both equity compensation plans. The Company issues new shares through its transfer agent upon share option exercises or restricted share issuances.

The fair value of each stock option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions. During 2007, 2006 and 2005, the Compensation Committee did not grant any stock options under the Plan or the 2002 Plan.

A summary of the Company's stock options activity as of December 31, 2007, and changes during the year then ended is presented below:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding at January 1, 2007	289,860	$16.89		
Granted	—	—		
Exercised	(87,460)	15.18		
Forfeited or expired	(18,900)	19.24		
Outstanding at December 31, 2007	183,500	$17.46	5.6	$2,616
Vested and expected to vest through December 10, 2009	179,268	$17.40	5.6	$2,567
Exercisable at December 31, 2007	133,180	$16.48	5.2	$2,029

There were no options granted for the years ended December 31, 2007, 2006 and 2005. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was $1.5 million, $4.6 million, and $1.2 million, respectively.

As of December 31, 2007, there was $314,000 of total unrecognized compensation cost related to options granted under the Incentive Plans. That cost is expected to be recognized over a weighted-average period of 1.6 years. The total grant-date fair value of options vested during the year ended December 31, 2007 was $303,000.

According to the Long-Term Incentive Plan and the Amended and Restated 2002 Long-Term Incentive Plan (the "Incentive Plans"), the Compensation Committee may award shares of restricted stock to such eligible participants as the Committee determines pursuant to the terms of the Incentive Plans. An award of restricted stock shall be subject to such restrictions on transfer and forfeitability provisions and such other terms and conditions subject to the provisions of the Incentive Plans. At the time an award of restricted stock is made, the Compensation Committee shall establish a period of time during which the transfer of the shares of restricted stock shall be restricted and after which the shares of restricted stock shall be vested (the "Restricted Period"). Except for the shares of restricted stock that vest based on the attainment of performance goals, the Restricted Period shall be a minimum of three years, with incremental vesting of portions of the award over the three-year period permitted. If the vesting of the shares of restricted stock is based upon the attainment of performance goals, a minimum Restricted Period of one year is allowed, with incremental vesting of portions of the award over the one-year period permitted.

The Incentive Plans do not have any limitations on the amount of shares that can be specifically awarded as restricted stock. Restricted stock granted in 2007, 2006 and 2005 vests in annual 20% increments beginning on the first anniversary of the date of the grant. The fair value of restricted stock is determined based on the closing price of the Company's common stock on the date of the grant. The weighted-average grant-date fair value of stock granted during the years 2007, 2006 and 2005 was $32.15, $39.40 and $25.35, respectively. A summary of the status of our restricted stock awards is presented in the table below.

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
Restricted shares at January 1, 2007	64,360	$33.91
Granted	45,350	32.15
Vested	(9,943)	32.86
Forfeited	(14,267)	34.45
Restricted shares at December 31, 2007	85,500	$33.01

As of December 31, 2007, there was $2.8 million of total unrecognized compensation cost related to restricted share-based compensation arrangements granted under the Incentive Plans. That cost is expected to be recognized over a weighted-average period of 4.3 years. The total fair value of shares vested during the year ended December 31, 2007 was $327,000.

Share-based compensation cost that has been charged against income for the Plan and the 2002 Plan was $669,000, $736,000 and $14,000 for 2007, 2006 and 2005, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $224,000, $220,000 and $5,000 for 2007, 2006 and 2005, respectively. Share-based compensation cost for 2007 relates to unvested stock options at

January 1, 2007 and restricted stock granted during 2007, 2006 and 2005. Share-based compensation cost for 2006 relates to unvested stock options at January 1, 2006 and restricted stock granted during 2006 and 2005. Share-based compensation cost for 2005 relates to restricted stock granted during 2005.

Cash received from option exercise for the years ended December 31, 2007, 2006, and 2005 was $1.3 million, $3.3 million, and $1.8 million, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $755,000, $1.3 million and $425,000, respectively, for the years ended December 31, 2007, 2006, and 2005.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 28, 2008.

GULF ISLAND FABRICATION, INC.
(Registrant)

By: /S/ KERRY J. CHAUVIN
Kerry J. Chauvin
Chairman of the Board,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 28, 2008.

Signature	Title
/S/ KERRY J. CHAUVIN **Kerry J. Chauvin**	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/S/ ROBIN A. SEIBERT **Robin A. Seibert**	Vice President - Finance, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/S/ GREGORY J. COTTER **Gregory J. Cotter**	Director
/S/ MICHAEL A. FLICK **Michael A. Flick**	Director
/S/ CHRISTOPHER M. HARDING **Christopher M. Harding**	Director
/S/ ALDEN J. LABORDE **Alden J. Laborde**	Director
/S/ JOHN P. LABORDE **John P. Laborde**	Director
/S/ KEN C. TAMBLYN **Ken C. Tamblyn**	Director
/S/ JOHN A. WISHART **John A. Wishart**	Director

GULF ISLAND FABRICATION, INC.

EXHIBIT INDEX

EXHIBIT NUMBER	
1.1	Underwriting Agreement dated as of September 11, 2007, by and among Gulf Island Fabrication, Inc., Aransas Partners (f/k/a Gulf Marine Fabricators) and Johnson Rice & Company, L.L.C., incorporated by reference to Exhibit 1.1 to the Company's Form 8-K filed September 13, 2007.
2.1	Asset Purchase and Sales Agreement by and among the Company, New Vision, L.P., Gulf Marine Fabricators, and Technip Coflexip USA Holdings, Inc. dated December 20, 2005, incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed December 22, 2005.
3.1	Amended and Restated Articles of Incorporation of the Company. *
3.2	Bylaws of the Company as Amended and Restated through July 27, 2007, incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed July 30, 2007.
4.1	Specimen Common Stock Certificate. *
10.1	Form of Indemnity Agreement by and between the Company and each of its directors and executive officers. * †
10.2	Registration Rights Agreement between the Company and Alden J. Laborde. *
10.3	Registration Rights Agreement between the Company and Huey J. Wilson. *
10.4	The Company's Long-Term Incentive Plan. * †
10.5	Form of Stock Option Agreement under the Company's Long-Term Incentive Plan, as amended, incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997. †
10.6	The Company's 2002 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002. †
10.7	Form of Stock Option Agreement under the Company's 2002 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002. †
10.8	Form of Restricted Stock Agreement under the Company's 2002 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.8 to the Company's Annual Report or Form 10-K for the year ended December 31, 2005. †
10.9	Form of Reimbursement Agreement. * †
10.10	Ninth Amended and Restated Credit Agreement among the Company, Bank One, N.A. and Whitney National Bank, dated as of December 31, 2003, incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
10.11	First Amendment to Ninth Amended and Restated Credit Agreement among the Company and Bank One, N.A. and Whitney National Bank dated as of June 30, 2004 incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2004.
10.12	Second Amendment to Ninth Amended and Restated Credit Agreement among the Company and JP Morgan Chase Bank, N.A. and Whitney National Bank dated as of December 21, 2004, incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

EXHIBIT NUMBER	
10.13	Third Amendment to Ninth Amended and Restated Credit Agreement among the Company and JP Morgan Chase Bank, N.A. and Whitney National Bank dated June 30, 2005, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005.
10.14	Fourth Amendment to Ninth Amended and Restated Credit Agreement among the Company and JP Morgan Chase Bank, N.A. and Whitney National Bank dated January 30, 2006, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed February 3, 2006.
10.15	Lock-up Agreement dated January 31, 2006, incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed February 3, 2006.
10.16	Registration Rights Agreement between the Company and Gulf Marine Fabricators dated January 31, 2006, incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed February 3, 2006.
10.17	Non-Competition Agreement between the Company and Technip-Coflex USA Holdings, Inc., and others, dated January 31, 2006, incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed February 3, 2006.
10.18	Fifth Amendment to the Ninth Amended and Restated Credit Agreement among the Company, JP Morgan Chase Bank N.A. and Whitney National Bank dated March 31, 2006, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2006.
10.19	Sixth Amendment to the Ninth Amended and Restated Credit Agreement among the Company and JP Morgan Chase Bank, N.A. and Whitney National Bank dated as of March 5, 2007, incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.
10.20	Agreement dated July 18, 2007 regarding partial release of shares of common stock subject to the Lock-Up Agreement dated January 31, 2006 and the delivery of disbursement instructions to escrow agent, incorporated by reference to the Company's Registration Statement on Form S-3, filed on July 18, 2007 (Registration No. 333-144672).
10.21	Letter Agreement dated October 2, 2007, as amended October 26, 2007, between the Company and Joseph P. Gallagher, III. †
21.1	Subsidiaries of the Company—The Company's significant subsidiaries, Gulf Island, L.L.C., Dolphin Services, L.L.C., and Southport, L.L.C. (organized under Louisiana law) and G.M. Fabricators, L.P., d/b/a Gulf Marine Fabricators (a Texas limited partnership) are wholly owned and are included in the Company's consolidated financial statements.
23.1	Consent of Ernst & Young LLP
31.1	CEO Certifications pursuant to Rule 13a-14 under the Securities Exchange Act of 1934.
31.2	CFO Certifications pursuant to Rule 13a-14 under the Securities Exchange Act of 1934.
32	Section 906 Certifications furnished pursuant to 18 U.S.C. Section 1350

† Management Contract or Compensatory Plan.

* Incorporated by reference to the Company's Registration Statement on Form S-1 filed with the Commission on February 14, 1997 (Registration Number 333-21863).

CORPORATE INFORMATION

BOARD OF DIRECTORS

Kerry J. Chauvin
Chairman of the Board,
President and Chief Executive Officer

Alden J. "Doc" Laborde
Director
Chairman of the Executive Committee
Chairman of the Compensation Committee

Gregory J. Cotter
Director
Chairman of the Audit Committee

John P. "Jack" Laborde
Director

Ken C. Tamblyn
Director

John A. Wishart
Director

Michael A. Flick
Director

Christopher M. Harding
Director

CORPORATE OFFICERS

Kerry J. Chauvin
Chairman of the Board,
President
and Chief Executive Officer

Robin A. Seibert
Vice President-Finance,
Chief Financial and Accounting Officer
and Treasurer

Kirk J. Meche
Executive Vice President-Operations

Murphy A. Bourke
Executive Vice President-Marketing

CORPORATE HEADQUARTERS

Gulf Island Fabrication, Inc.

Mailing Address:
Post Office Box 310
Houma, Louisiana 70361-0310

Physical Address:
583 Thompson Road
Houma, Louisiana 70363
Telephone: (985) 872-2100
Fax: (985) 876-5414
Website: www.gulfisland.com

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10007

Outside Legal Counsel
Jones Walker
New Orleans, Louisiana

Independent Accountants
Ernst & Young LLP
New Orleans, Louisiana

2007 Annual Report
This 2007 Annual Report and the statements contained in it are submitted for the general information of the shareholders of Gulf Island Fabrication, Inc. and not in connection with any offer to sell, or the solicitation of any offer to buy, any securities, nor is it intended as a representation by the Company of the value of its securities. Pursuant to Rule 14a-3(c) of Regulation 14A under the Securities Exchange Act of 1934, this 2007 Annual Report is not to be deemed part of the proxy solicitation materials of Gulf Island Fabrication, Inc.

Common Stock
Gulf Island Fabrication, Inc.'s common stock is listed on The Nasdaq Global Select Market under the symbol "GIFI".

Notice of Annual Meeting
The Annual Meeting of Shareholders of Gulf Island Fabrication, Inc. will be held Thursday, April 24, 2008, at 10:00 a.m., local time, at the Gulf Island Fabrication, Inc. corporate office located at 583 Thompson Road in Houma, Louisiana. Information with respect to the meeting is contained in the Proxy Statement mailed on or about March 20, 2008 to the holders of record on March 3, 2008 of Gulf Island Fabrication, Inc. Common Stock.

GULF ISLAND FABRICATION, INC.

Mailing Address:
P.O. Box 310
Houma, Louisiana 70361-0310

Physical Address:
583 Thompson Road
Houma, Louisiana 70363

(985) 872-2100
Web Site: www.gulfisland.com

END